FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Year Ended March 31, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 8, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

Consolidated Financial Results for the Year Ended March 31, 2009

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, May 7, 2009 – Mitsui & Co., Ltd. announced its consolidated financial results for the year ended March 31, 2009.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Masami Iijima

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division TEL 81-3-3285-7533

1. Consolidated financial results (Unaudited)

(1)	Consolidated operating results information for the year ended March 31, 2009

		(Millions of yen)
		Years ended March 31,
		2009		2008
			%		%
Revenues	Millions of yen	5,535,225	(3.5)	5,738,878	19.7
Income from continuing operations before income taxes, minority interests and equity in earnings	Millions of yen	247,307	(38.5)	402,004	30.0
Net income	Millions of yen	177,607	(56.7)	410,061	36.0
Net income per share, basic	Yen	97.59		227.20
Net income per share, diluted	Yen	97.32		224.82
Return on equity	%	8.7		19.1

(*):	Equity in earnings of associated companies – net (after income tax effect) for the years ended March 31, 2009 and 2008 were ¥84,807 million and ¥154,268 million, respectively.

Note :

Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income represent changes from the previous year.

(2)	Consolidated financial position information

		March 31, 2009	March 31, 2008
Total assets	Millions of yen	8,364,243	9,537,829
Shareholders’ equity	Millions of yen	1,881,663	2,183,660
Shareholders’ equity ratio	%	22.5	22.9
Shareholders’ equity per share	Yen	1,033.22	1,202.03

Note :

The companies adopted FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” effective April 1, 2008. In accordance with this amendment, the companies adjusted the total assets as of March 31, 2008.

(3)	Consolidated cash flow information

		Years ended March 31,
		2009	2008
Operating activities	Millions of yen	582,666	415,791
Investing activities	Millions of yen	(290,892)	(104,778)
Financing activities	Millions of yen	(9,774)	(185,129)
Cash and cash equivalents at the end of year	Millions of yen	1,147,809	899,264

2. Dividend information

		Years ended March 31,		Year ending March 31, 2010 (Forecast)
		2009	2008
Interim dividend per share	Yen	25	23	7
Year-end dividend per share	Yen	0	23	7
Annual dividend per share	Yen	25	46	14
Annual dividend (total)	Millions of yen	45,530	83,521
Consolidated dividend payout ratio	%	25.6	20.2	21.2

Note :

The company has set the dividend payout ratio at around 20%, reflecting consolidated financial results. The forecast dividend per share for the year ending March 31, 2010 is computed assuming forecast annual net income of ¥120 billion for the year ending March 31, 2010 and the number of shares issued as of March 31, 2009.

(The forecast net income per share for the year ending March 31, 2010 is calculated as ¥65.89.)

3. Forecast of consolidated operating results for the year ending March 31, 2010 (from April 1, 2009 to March 31, 2010)

		Year ending March 31, 2010
Net income attributable to Mitsui & Co., Ltd. and subsidiaries	Millions of yen	120,000
Net income attributable to Mitsui & Co., Ltd. and subsidiaries per share, basic	Yen	65.89

4. Others

(1) Increase/decrease of important subsidiaries during the year : None

(2) Number of shares :

	March 31, 2009	March 31, 2008
Number of shares of common stock issued, including treasury stock	1,824,928,240	1,820,183,809
Number of shares of treasury stock	3,770,220	3,543,891

	Year ended March 31, 2009	Year ended March 31, 2008
Average number of shares of common stock outstanding	1,820,017,577	1,804,876,742

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Year Ended March 31, 2009

1. Operating environment

During the first six months ended September 30, 2008, the United States economy continued to expand steadily supported by strong exports and by steady consumer spending which was stimulated by the tax rebates made in spring that tended to mitigate the effects of the increases in the prices of oil and food products. The Asian economy also continued to show strong growth boosted by expanded domestic construction and capital investments as well as increases in exports, mainly in China, despite the fact that inflation in the region had risen due to a continued run-up in energy and food prices.

However, in September what had begun in the summer of 2007 with market turmoil surrounding U.S. subprime mortgages turned into a financial tsunami engulfing the largest U.S. insurance company and triggering the largest U.S. bankruptcy and rapidly transformed into a full-blown global financial crisis in the fall of 2008.

In the United States, the contraction in activity in 2009 is triggering a rapid demand destruction coupled with sharp declines in equity markets. Authorities have implemented various drastic plans for rehabilitating the financial sector as well as continued policy support to bolster domestic demand. Global economic activity has continued to decline ever since then, with advanced economies experiencing their sharpest declines in the post-war era, reflecting an intensification of the corrosive interplays between the financial crisis and real activity, notwithstanding continued policy efforts.

In the euro area, the decline in activity in 2009 reflects a sharp collapse in external demand, the impact of housing market corrections in some member states, and an intensification of financing constraints.

Growth also plunged across a broad front of emerging and developing economies, as well as in low-income economies, reflecting the interaction of weakening external demand, tightening financial constraints, and plunging commodity prices.

Emerging Asia is being hurt through its reliance on manufacturing exports. The region’s manufacturing activity has been particularly hurt by collapsing IT exports. Growth in China is also slowing, albeit from a higher rate and domestic demand is being supported by strong policy stimulus.

In Japan, the sharp fall in output reflects plunging net exports and business investment and faltering private consumption. The financial sector – though not at the epicenter of the crisis – is also suffering ill effects. The dramatic decrease of export volumes which had been growing steadily, resulted in an unprecedented destocking, downward revisions of business investment plans and employment adjustment throughout nearly every industry. Responding to such a critical situation, the Japanese government implemented a policy stimulus and the Bank of Japan reduced the policy interest rate and purchased Japanese government bonds.

Commodity markets too are at a crossroad. Prices in energy, metals and all other commodity markets fell sharply reflecting slower growth and an increase in risk aversion. Future oil price (WTI) reached the highest price ever of USD-147.27 in July 2008, and then fell sharply to USD-33 per barrel at one time in December. Japanese Yen appreciated against almost all currencies and even reached Yen-87 against USD-1.00 at one point.

Nikkei Stock Average continued to move downward amid the same downward trend in the global equity markets, and plunged to less than ¥7,000, which is its lowest daily price after the bubble era.

The external factors influencing operating results and our businesses are 1) sharp contraction in demand for coal and iron ore triggered by the economic downturn despite large increases in annual contract prices for the two commodities, 2) plunging oil prices, 3) lower sales and drop in prices of various merchandise as a result of rapid global demand destruction and unprecedented destocking throughout almost every value chain and 4) continued precipitation of equity markets all over the globe.

Notwithstanding a significant downward revision to the forecast, downside risks continue to dominate. Yet, global financial and economic conditions could rebound faster than anticipated if policy measures are credibly strengthened. While exceptional uncertainty far exceeds that seen during typical downturns, the right policies could help remedy the “crisis of confidence”, providing a lift to spending and growth. In this regards, we intend to be cautiously optimistic.

2. Key Performance Measures under Management’s Discussion

Management of Mitsui & Co., Ltd. (“Mitsui”) believes that the following indicators can be usefully employed to discuss trends in our performance, financial condition and cash flow as of March 31, 2009.

Gross profit, operating income (loss) (*) and equity in earnings of associated companies—net (after income tax effect)_

Mitsui and its subsidiaries (“We”) undertake worldwide business activities, involving diversified risk-return profiles, ranging from intermediary services as agent to development and production activities of mineral resources and energy. In this context, management focuses on analysis regarding changes in gross profit, operating income (loss) and equity in earnings of associated companies—net (after income tax effect) by operating segment which reflect the overall progress of our business.

(*)	Operating Income

Operating income is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Trends in the price of and supply-demand for mineral resources and energy

In recent years, management has observed a rapid growth in operating results from our mineral resources and energy producing activities. Fluctuation in market prices and our equity production volume of these products will affect our future operating results. These results were brought by rising prices as well as increased production in these operations, reflecting globally tightened supplies and increased demands, and increased price of mineral resources and energy that were driven by strong demand from emerging countries in commodity consumption in recent years. Furthermore, our investments in developing projects in those activities, which management decides under certain outlook on future market prices and supply-demand conditions, occupy important positions in our total assets and cash flow.

Investment plans and cash flow from investing activities, and financial leverage

According to our Medium-term Management Outlook announced in May 2006, we have been engaged in establishing a group-wide strategic business portfolio, by leveraging proactive investment activities in the four business areas of Mineral Resources and Energy Area; Global Marketing Networks Area, including steel products and chemicals; Infrastructure Area, including power generation; and Consumer Services Area, including outsourcing services and content businesses. In parallel, management monitors the progress of investment plans quarterly and addresses divestitures of existing assets in order to generate cash flows as a source for the above-mentioned investments and also to maintain an optimum portfolio structure. Mitsui is monitoring and managing a group-wide financial leverage seeking to secure an efficient return on equity as well as maintaining and improving credit ratings and financial stability in order to secure necessary capital resources for investments and to refinance our interest bearing debt.

3. Summary of Financial Results for the Year Ended March 31, 2009

(1) Operating Results (Comparison between the year ended March 31, 2009 and 2008)

The group posted consolidated net income of ¥177.6 billion, a sharp decline of ¥232.5 billion, or down 56.7%, from ¥410.1 billion for the corresponding previous year. Major developments during the periods were as follows;

•

Operating results during the six-month period ended September 30, 2008 were solid thanks to a continued broad-based surge in the emerging and developing economies. Following the banking crisis that erupted in mid-September 2008, the financial markets unraveled and took with them consumer confidence. The rapid demand destruction and unprecedented destocking throughout nearly every value chain resulted in lower sales volume and a sharp drop in prices of all merchandises which triggered a decline in net income of all segments excluding the Energy Segment and Asia Pacific Segment compared with the previous fiscal year. The Energy Segment reported an increase in net income due to the time lag in consolidating their earnings into our operating results as well as the price formulas while the Asia Pacific Segment posted an increase reflecting the higher prices of coal and iron ore.

•

With the scale and scope of the current financial crisis taking the global economy into uncharted waters, the Group recognized additional impairment losses on unlisted securities, goodwill and long lived assets including real estate related losses in the Consumer Service & IT Segment and the Europe, the Middle East and Africa Segment and impairment losses on goodwill and long lived assets in the Americas Segment, after reviewing business plans of relevant businesses in the three month period ended March 31, 2009.

•

Due to the sharp decline in equity markets, the Group recognized impairment losses of ¥117.4 billion including those of listed securities such as those of Mitsui Chemical held by the Chemical Segment, Nippon Steel Corporation held by the Iron & Steel Products Segment and Yamaha Motor held by the Machinery & Infrastructure Projects Segment. In addition, reflecting declines in listed shares of Sims Metal Management Limited (Australia) and Penske Automotive Group (United States), Inc., we recognized impairment losses in equity in earnings of associated companies-net, respectively.

•

Substantial one-off gains on sales of securities and divestitures in the previous year amounting to approximately ¥93 billion (after tax) were recorded. Those gains include sales of the Group’s stakes in mineral resources and energy businesses, such as Sesa Goa Limited in India, Sakhalin II in Russia, Wandoo Petroleum Pty. Ltd. in Australia and EBM (*1) in Brazil, gains on sale of aircraft held by Tombo Aviation, Inc. (United States) as well as a gain on land sale in Europe in the automotive field.

(*1)	Empreendimentos Brasileiros de Mineração S.A.

•	Return-on-Equity for the year ended March 31, 2009 was 8.7%, a decline of 10.4 percentage points from 19.1% for the previous year.

(2) Financial Condition

Total assets as of March 31, 2009 were ¥8.4 trillion, a decline of ¥1.1 trillion from ¥9.5 trillion as of March 31, 2008.

With commodity prices plummeting from the three month period ended December 31, 2008, current assets declined by ¥0.6 trillion. Investments and plant, property and equipment (“PPE”) declined by ¥0.5 trillion compared to the previous fiscal year end due to decreases in investment in foreign associated companies, in PPE held by foreign subsidiaries and in listed securities resulting from the stronger Japanese Yen and sharp decline in equity markets all over the world in the six month period ended March 31, 2009, partially offset by additional investment in Valepar S.A. (Brazil) and various capital expenditures for the expansions made by the Mineral & Metal Resources and the Energy segments. Shareholders’ equity as of March 31, 2009 was ¥1.9 trillion, a decline of ¥0.3 trillion from ¥2.2 trillion as of March 31, 2008, due to the stronger Japanese Yen and lower equity prices offset by a slight increase in retained earnings. Net Debt-to-Equity Ratio (“Net DER”) (*1) as of March, 2009 was 1.34 times, an increase of 0.07 point from ¥1.27 times as of March 31, 2008.

(1*)	See “4 Financial Condition and Cash Flows” regarding “Net DER”.

(3) Cash Flow Statement

As the operating income slightly increased to ¥394.7 billion and cash inflow from the collection of trade receivables as well as changes in other operating assets and liabilities contributed positively, net cash provided by operating activities for the year ended March 31, 2009 was ¥582.7 billion. Net cash used in investing activities for the year ended March, 2009 was ¥290.9 billion due mainly to an additional investment in Valepar S.A., and other expansion related expenditures for natural resources in the Mineral & Metal Resources and the Energy Segments. As a result, free cash flow (*1) for the year ended March 31, 2009 was a net inflow of ¥291.8 billion.

(1*)	Sum of net cash flow for operating activities and cash flow for investing activities

4. Results of Operations

(1) Analysis on consolidated income statements (Comparison between the year ended March 31, 2009 and 2008)

Gross Profit

Gross profit for the year ended March 31, 2009 was ¥1,016.3 billion, an increase of ¥28.2 billion, or 2.9%, from ¥988.1 billion for the corresponding previous year as a result of the following:

•

The Energy Segment reported an increase of ¥52.7 billion in gross profit. This increase is attributable to solid performance by the oil & gas producing businesses, reflecting continued run-up in mineral resource prices and additional energy equity production, and contribution of ¥46.6 billion made by Mitsui Coal Holdings Pty. Ltd. (Australia) reflecting a significant increase in coal prices.

•

The Mineral & Metal Resources Segment also reported an increase of ¥23.4 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported increases of ¥23.3 billion and ¥2.0 billion, respectively.

•

The Americas Segment reported an increase of ¥37.5 billion in gross profit. Supported by strong demand for animal feed additives, Novus International Inc. (United States) reported an increase of ¥27.4 billion. Backed by strong demand for tubular pipes for oil and gas industry, Champions Pipe & Supply, Inc. (United States) also contributed to the increase in gross profit.

•

Consumer Service & IT Segment reported a decrease of ¥43.0 billion, due to a loss on write down of inventories in the domestic residential home business and weak results from almost all the domestic consumer related businesses. In addition, reclassification of T-Gaia Corporation from subsidiary to associated company through merger with MS Communications Co., Ltd. in the three month period ended December 31, 2008, resulted in a decline of ¥14.6 billion in gross profit.

•

Due to the financial turmoil which intensified after last autumn, the Chemical Segment, the Iron & Steel Products Segment and the Machinery & Infrastructure Projects Segment recorded substantial declines in gross profit attributable to declines in sales volumes as well as margins, which offset the increased gross profits for the six month period ended September 30, 2008 reflecting the positive economic circumstances in the emerging countries.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended March 31, 2009 were ¥602.1 billion, a decrease of ¥3.1 billion from ¥605.2 billion for the corresponding previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

	Billions of Yen
	Personnel	Welfare	Travel	Entertainment	Communication
Year ended March 31, 2009	294.1	12.2	33.3	10.5	49.0
Year ended March 31, 2008	294.5	12.2	35.1	10.8	48.5
Change(*)	▲ 0.4	0.0	▲ 1.8	▲ 0.3	0.5

	Rent	Depreciation	Tax	Others	Total
Year ended March 31, 2009	20.9	15.6	9.8	156.7	602.1
Year ended March 31, 2008	20.6	15.1	11.6	156.8	605.2
Change(*)	0.3	0.5	▲ 1.8	▲ 0.1	▲ 3.1

(*)▲: Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥294.1 billion, an increase of ¥0.4 billion from ¥294.5 billion for the corresponding previous year. This increase is mainly attributable to Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan)’s merger with Marubeni Liquefied Gas Corporation (Japan) and increased sales volume at Novus International, Inc. while the reclassification of T-Gaia Corporation from subsidiary to associated company resulted in a decline.

The table below provides selling, general and administrative expenses by operating segment.

	Billions of Yen
Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Year ended March 31, 2009	34.5	15.2	82.9	51.9	57.8	63.7	83.9	34.5
Year ended March 31, 2008	35.7	16.6	82.4	58.0	46.2	65.1	98.4	32.9
Change(*)	▲ 1.2	▲ 1.4	0.5	▲ 6.1	11.6	▲ 1.4	▲ 14.5	1.6

Operating Segment		Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Year ended March 31, 2009		72.8	24.0	27.5	548.7	5.8	47.6	602.1
Year ended March 31, 2008		70.3	24.9	25.3	555.8	7.2	42.2	605.2
Change(*)		2.5	▲ 0.9	2.2	▲ 7.1	▲ 1.4	5.4	▲ 3.1

(*)▲: Decrease in selling, general and administrative expenses

•

The Consumer Service & IT Segment and the Chemical Segments reported decreases of ¥14.5 billion and ¥6.1 billion, respectively. These decreases are mainly attributable to the reclassification from subsidiaries to associated companies such as T-Gaia Corporation. The Energy Segment reported an increase of ¥11.6 billion attributable to Mitsui Marubeni Liquefied Gas Co., Ltd.(Japan), which merged with Marubeni Liquefied Gas Corporation (Japan).

Provision for Doubtful Receivables

Provision for doubtful receivables for the year ended March 31, 2009 was ¥19.5 billion, an increase of ¥11.4 billion from ¥8.1 billion for the corresponding previous year, reflecting the credit crunch sparked by the intensifying financial turmoil. Provisions for both periods consisted of an accumulation of reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the year ended March 31, 2009 was ¥35.1 billion, a decline of ¥13.8 billion from ¥48.9 billion for the previous year. Overseas subsidiaries reported a decline due to lower U.S. Dollar interest rates.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the years ended March 31, 2009 and 2008.

Periodic average of 3 month Libor (%p.a.)
	Year Ended March 31,
	2009	2008
Japanese Yen	0.85	0.87
U.S. Dollar	2.36	4.66

Dividend Income

Dividend income for the year ended March 31, 2009 was ¥71.9 billion, an increase of ¥21.8billion from ¥50.1 billion for the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥48.9 billion, an increase of ¥24.9 billion from the previous year.

Gain on Sales of Securities

Gain on sales of securities for the year ended March 31, 2009 was ¥33.2 billion, a decline of ¥59.1 billion from ¥92.3 billion for the corresponding previous year. While we recorded gains of ¥11.9 billion on sale of a trust beneficiary right with respect to Shiodome building, ¥6.7 billion on the sale of our shareholding in Kyushu Oil Co., Ltd. (Japan) and ¥4.0 billion on the sale of our share in T-Gaia Corporation (former Telepark Corp.) (Japan) through T-Gaia’s share buy-back program and its merger with MS Communications Co., Ltd. (Japan) for the year ended March 31, 2009, we posted substantial gains for the previous year as a result of several large scale divestitures such as the sale of a part of our stake in the Sakhalin II project and our whole stake in EBM in Brazil.

Loss on Write-Down of Securities

Loss on write-downs of securities for the year ended March 31, 2009 was ¥117.4 billion, a decrease of ¥80.7 billion from ¥36.7 billion for the corresponding previous year.

After reaching ¥18,261.98 in July 2007 reflecting high expectations for continued growth in Japanese corporate earnings, the Nikkei Stock Average started to move downwards reflecting declines in global equity prices and the appreciation of Japanese Yen against major currencies, which was triggered by the financial crisis, and closed at ¥12,525.54 as of March 31, 2008. Subsequent to that date, the Nikkei Stock Average once recovered to ¥14,489.44 in June 2008, but was reversed to the downward trend over the summer. Following the bankruptcy of one of the largest investment banks in the United States in September 2008, the Nikkei Stock Average plummeted to ¥7,054.98 in the beginning of March, the lowest since 1982, and ended with ¥8,109.53 as of March 31, 2009. (The above mentioned stock prices are closing prices.)

•

The losses for the year ended March 31, 2009 included write-downs on listed shares of ¥79.6 billion reflecting the above mentioned domestic market downward trend. While we recorded impairment losses of ¥18.0 billion for Mitsui Chemicals, Inc. (Japan) as well as ¥4.2 billion for Ishihara Sangyo Kaisha, LTD. (Japan) at the Chemical Segment, ¥9.6 billion for Nippon Steel Corporation at the Iron & Steel Products Segment and ¥8.2 billion for Yamaha Motor Co., Ltd. (Japan) at the Machinery & Infrastructure Projects Segment, almost all the segments recorded impairment losses on various listed securities.

•

The losses for the year ended March 31, 2009 included write-downs on non-listed shares, including ¥12.0 billion for Recruit Co., Ltd. (Japan) and ¥9.8 billion on domestic office building development business at the Consumer Service & IT Segment.

•

The losses for the corresponding year ended March 31, 2008 included write-downs on listed shares for ¥28.0 billion, including a ¥8.6 billion loss for Yamaha Motor Co., Ltd., a ¥4.5 billion loss for Central Finance Co., Ltd. (Japan) at the Logistics & Financial Markets Segment and a ¥4.5 billion loss for Seven & i Holdings Co., Ltd. in the Foods & Retail Segment.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2009 was ¥2.8 billion, an increase of ¥3.0 billion from a loss of ¥0.2 billion for the corresponding previous year. Major gains for the year ended March 31, 2009 were related to the sale of a lumber mill held by Portac Inc. (United States) in the Americas Segment and the sale of an office building previously held by Mitsui & Co. France S.A. in the Europe, the Middle East and Africa Segment, while there were only miscellaneous small transactions for the corresponding previous year.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the year ended March 31, 2009 was ¥37.8 billion, an increase of ¥13.4 billion from ¥24.4 billion for the corresponding previous year. Impairment losses consisted of a ¥14.6 billion loss on property & equipment and mineral rights of the Vincent oil field resulting from the decline of oil prices, a ¥9.6billion loss on office building business in the U.K, reflecting severe real estate market conditions in the region and a loss on intangible assets at Steel Technologies Inc. for the year ended March 31, 2009. The major losses for the corresponding previous year were a ¥13.9 billion loss on real estate which Mitsui held in Saito International Culture Park located in the north area of Osaka Prefecture, a ¥3.9 billion loss on a domestic power producing operation, and a loss on company-owned residences of Mitsui.

Impairment loss of Goodwill

Impairment loss of goodwill for the year ended March 31, 2009 was ¥18.6 billion, an increase of ¥16.6 billion, from ¥2.0 billion for the corresponding previous year. The major losses were a ¥6.4 billion loss for Steel Technologies Inc., reflecting severe conditions of the steel products business for automotive and housing industries in the United States, and a ¥4.1 billion loss for Mitsui Knowledge Industry Co., Ltd. (Japan), reflecting a decline in its share price. For the corresponding previous year, a ¥2.0 billion loss for Mitsui Knowledge Industry Co., Ltd. was recorded, reflecting a decline in its share price.

Other Expense—Net

Other Expense—net for the year ended March 31, 2009 was ¥46.5 billion, an increase of expense of ¥43.5 billion, from ¥3.0 billion for the corresponding previous year.

•

Mitsui recorded foreign exchange losses of 17.1 billion for the year ended March 31, 2009 including a loss of 13.6 billion on commodity trading activities in the Logistics & Financial Markets Segment which corresponded to the related profit recorded in gross profit at the same segment.

•

Exploration expenses at the oil & gas business increased. The salvage expenses of ¥4.5 billion for the Mexican gulf oil production facility destroyed by a hurricane and a liquidation cost of ¥3.7 billion of currency option transactions at Fertilizantes Mitsui S.A. Industria e Comercio were also recorded.

Income taxes

Income taxes for the year ended March 31, 2009 were ¥119.4 billion, a decrease of ¥51.8 billion from ¥171.2 billion for the corresponding previous year due to a decrease in income from continuing operations before income taxes, minority interests and equity in earnings.

The effective tax rate for the year ended March 31, 2009 was 48.3%, an increase of 5.7 percentage points from 42.6% for the corresponding previous year. The increase in the effective tax rate was due mainly to an increase in the valuation allowance of ¥20.8 billion for the deferred tax assets recorded by Mitsui after evaluating the recoverability of deferred tax assets based on the new tax laws to be applied for the fiscal year ending March 31, 2010, which was partially offset by a decease in the effective tax rate attributable to the application of lower income tax rates to certain taxable income of overseas subsidiaries.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the year ended March 31, 2009 was ¥35.1 billion, a decrease of ¥10.9 billion from ¥46.0 billion for the corresponding previous year. Mitsui Oil Exploration Co., Ltd., Japan Collahuasi Resources B.V. (Netherlands) and Mitsui E&P Mozambique Area 1 (Republic of Mozambique) reported decreases in minority interests in earnings of subsidiaries while Novus International Inc. (U.S.A.) reported an increase.

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥84.8 billion, a decline of ¥69.5billion from ¥154.3 billion for the corresponding previous year as a result of the followings:

•	An increase of ¥11.0 billion at Robe River Mining Company (Australia) reflecting an increase in iron ore prices.

•

Overseas power producing businesses such as IPM Eagle LLP (United Kingdom) reported an increase of ¥6.9 billion due to a reversal effect that Australian power producing operation recorded mark-to-market evaluation losses on power swap contracts for the corresponding previous year.

•

An increase in earnings at Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reflecting an increase in oil prices as well as a higher price of condensate sold to Mittwell Resources Pty. Ltd. (Australia)

•

A decline in earnings at Compania Minera Dona Ines de Collahuasi SCM (Chile) of ¥7.4 billion due to the drop in copper prices, an increase in production cost and the depreciation of the U.S. dollar against the Japanese Yen.

•

A decline at Valepar S.A. of ¥4.9 billion reflecting a reduction in earnings at, its investee, Companhia Vale do Rio Doce (“Vale”), mainly due to a sharp drop in nickel prices as well as appreciation of the Brazilian Real against the U.S. Dollar partially offset by an increase in iron ore prices.

•

A decline in earnings due to impairment losses of approximately ¥54.0 billion including a loss of ¥28.0 billion for Sims Metal Management Limited and a loss of ¥7.6 billion for Penske Automotive Group, Inc., reflecting other-than-temporary declines in share prices of the listed associated companies.

Income from Discontinued Operations—Net (After Income Tax Effect)

Income from discontinued operations—net (after income tax effect) for the year ended March 31, 2009 was nil, a decline of ¥71.0 billion from the corresponding previous year. Major discontinued operations for the corresponding previous year were a gain of ¥55.2 billion on the sale of our whole stake in Sesa Goa Limited (India) of the Mineral & Metal Resources Segment, a gain of ¥9.6 billion on the sale of our entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. of the Energy Segment, and a gain of ¥4.4 billion on the sale of leased aircraft held by Tombo Aviation, Inc. of the Machinery & Infrastructure Projects Segment.

Net Income

As a result, net income for the year ended March 31, 2009 was ¥177.6 billion, a significant decline of ¥232.5 billion from ¥410.1 billion for the corresponding previous year. Return-on-Equity for the year ended March 31, 2009 was 8.7%, a decline of 10.4 percentage points from 19.1% for the corresponding previous year.

(2) Operating Results by Operating Segment

Based on the reorganization effective April 1, 2008, the following subsidiaries previously included in the Machinery & Infrastructure Projects and the Chemical Segments were transferred to the Americas Segment. The operating segment information for the year ended March 31, 2008 has been restated to conform to the current year presentation.

From the Machinery & Infrastructure Projects Segment:

Mitsui Automotoriz S.A. (Peru), Road Machinery LLC (United States), Ellison Technologies Inc. (United States)

From the Chemical Segment:

Novus International, Inc. (*1), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil)

(*1) Novus International, Inc. was transferred in the 4th quarter of the fiscal year ended March 31, 2008.

Iron & Steel Products Segment

Gross profit for the year ended March 31, 2009 was ¥52.2 billion, a decline of ¥9.1 billion from ¥61.3 billion for the year ended March 31, 2008. The domestic steel products business which enjoyed a steady growth up to the six month period ended September 30, 2008 under the tight market condition underwent a sudden change as a result of the overall economic slowdown and credit crunch triggered by the financial crisis in the United States in September. The rapid demand destruction resulted in lower sales volume and a sharp drop in prices of all steel products in the six month period ended March 31, 2009. Except for demand of steel tubular products for oil field applications, which was softened by destocking, foreign trading transactions of various products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development including transactions carried out by Regency Steel Asia Pte Ltd. to Asian markets, decelerated due to a sharp decline in demand for the same reason mentioned above. As a result, Regency Steel Asia Pte Ltd. was forced to recognize a valuation loss on inventories while it recorded solid results for the six month period ended September 30, 2008 supported by continued favorable demand.

Operating income for the year ended March 31, 2009 was ¥17.4 billion, a decline of ¥8.2 billion from ¥25.6 billion for the year ended March 31, 2008, reflecting a decline in gross profit.

Equity in losses of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥1.3 billion, a decline of ¥6.2 billion from earnings of ¥4.9 billion for the year ended March 31, 2008. On top of lower earnings of associated companies in general due to the economic slowdown, we recognized an impairment loss of ¥3.4 billion, reflecting a decline in listed share price of Nippon Steel Trading Co., Ltd.

Net loss for the year ended March 31, 2009 was ¥4.8 billion, a ¥25.0 billion decline from earnings of ¥20.2 billion for the year ended March 31, 2008. In addition to the decline in operating income and equity in earnings, a decline in gains on sales of securities and recognition of impairment losses of ¥13.3 billion on listed securities, including a ¥9.6 billion impairment loss on shares of Nippon Steel Corporation, resulted in the decline in net income.

Mineral & Metal Resources Segment

Gross profit for the year ended March 31, 2009 was ¥119.2 billion, an increase of ¥23.4 billion from ¥95.8 billion for the year ended March 31, 2008.

The main factor contributing to the increase in iron ore mining operations was the increase in iron ore annual contract prices. Reflecting the tight market condition in emerging and developing countries, especially in China and India, iron ore prices for the year ended March 31, 2009 increased substantially from prices for the year ended March 31, 2008.

Following the settlement of Brazilian iron ore fines with increases of 65~71%, Australian iron ore lump and fines prices were settled with an increase of 96.5% and 79.9% respectively. FOB prices of Brazilian iron ore and Australian iron ore had been at the same level as was the customary practice in this industry up to the year ended March 31, 2008. However, Australian iron ore producers insisted that different prices be applied, reflecting the ocean freight difference between Australia and Brazil to major steel making countries, such as China and Japan.

Due to the global economic slowdown triggered by the financial turmoil, the world crude steel production turned a corner in the three month period ended December 31, 2008 and the production in the year ended March 31, 2009 was down by approximately 9%, from that of the year ended March 31, 2008. Crude steel production in China, which had been sharply increasing in the recent years, fell off dramatically in the three month period ended December 31, 2008 and the total production for the year ended March 31, 2009 was flat, compared with the year ended March 31, 2008. Experiencing decline in sales volume under such a weak demand situation as well as the weakening Australian Dollar vis-à-vis the Japanese Yen, the iron ore mining operating business recorded a decline in gross profit for the three month period ended March 31, 2009 compared with the corresponding three month period of the previous year although the gross profit for the year ended March 31, 2009 still recorded a modest increase from the year ended March 31, 2008, thanks to the increase in iron ore annual prices as mentioned above. Consequently, increases in gross profit recorded by Mitsui Iron Ore Development and Mitsui Itochu Iron were ¥23.3 billion and ¥2.0 billion, respectively.

Operating income for the year ended March 31, 2009 was ¥ 104.5 billion, an increase of ¥25.5 billion from ¥79.0 billion for the year ended March 31, 2008, reflecting the increase in gross profit.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥39.4 billion, a decline of ¥31.8 billion from ¥71.2 billion for the year ended March 31, 2008. Major factors were as follows:

•	Earnings at Robe River Mining Company were ¥22.3 billion, an increase of ¥11.0 billion from ¥11.3 billion for the year ended March 31, 2008, reflecting the increase in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM, a Chilean copper mining company, recorded earnings of ¥11.5 billion, a decline of ¥7.4 billion from ¥18.9 billion for the year ended March 31, 2008 due to an increase in production costs and the depreciation of the U.S.Dollar against the Japanese Yen.

•

Valepar S.A. posted earnings of ¥29.2 billion, a decline of ¥4.9 billion from ¥34.1 billion for the year ended March 31, 2008, reflecting a reduction in earnings at, its investee, Vale mainly due to a drop in nickel prices as well as the depreciation of the Brazilian Real against the Japanese Yen.

•	Reflecting a decline in the listed share price of Sims Metal Management Limited, we recognized an impairment loss of ¥28.0 billion.

Net income for the year ended March 31, 2009 was ¥90.0 billion, a decline of ¥87.0 billion from ¥177.0 billion for the year ended March 31, 2008. In addition to the factors mentioned above there are the following factors:

•

Other expense-net was a loss of ¥0.4 billion, a decline of ¥4.8 billion from a profit of ¥4.4 billion for the year ended March 31, 2008, including a foreign exchange translation loss of ¥3.6 billion related to a borrowing denominated in U.S. Dollars at Mitsui Raw Material Development Pty. Limited (Australia). In addition, this segment recorded a loss of ¥3.0 billion on write-down of securities including an impairment loss on shares of JFE Holdings, Inc. (Japan).

•

Increase in operating income and equity in earnings were offset by a significant reversal effect from gains of ¥93.9 billion on the sale of our whole stake in Sesa Goa Limited (*1) and of ¥12.4 billion on the sale of shares in EBM, a Brazilian iron ore company for the year ended March 31, 2008.

(*1)	In this “Operating Results by Operating Segment”, operating results of Sesa Goa have been included in and presented as continuing operations. In the consolidated statement of income, net income of ¥55.2 billion from the transaction of Sesa Goa for the year ended March 31, 2008 is presented as income from discontinued operations (after income tax effect).

Machinery & Infrastructure Projects Segment

Gross profit for the year ended March 31, 2009 was ¥106.3 billion, a decline of ¥13.4 billion from ¥119.7 billion for the year ended March 31, 2008.

•

While the motorcycle retail finance company P.T. Bussan Auto Finance still continued to show solid performance, the Motor Vehicle Business Unit reported a decline of ¥5.9 billion in gross profit due to a decline in import and sales transactions of finished cars and auto parts logistics business activities in the Americas and less business activity as a result of restructuring of subsidiaries in Europe, reflecting contraction of demand caused by the global economic slowdown and the credit crunch.

•

Despite the financial turmoil and the sluggish freight market, the Marine & Aerospace Business Unit showed relatively stable performance through marketing commercial vessels, trading in used vessels, operating and chartering vessels for the year ended March 31, 2009. Nevertheless, this business unit reported a decline of ¥3.7 billion due to a reversal effect from profit on delivery of some new vessels and gains on sales of commercial vessels realized in the year ended March 31, 2008.

•

Infrastructure Projects Business Unit reported a decline of ¥3.9 billion in gross profit due to less demand for and overhaul of rolling stock at leasing subsidiaries in North America and Europe and fewer deliveries of plant business.

Operating income for the year ended March 31, 2009 was ¥16.0 billion, a decline of ¥14.1 billion from ¥30.1 billion for the year ended March 31, 2008. The major factors were increases in selling, general and administrative expenses and in the provision for doubtful receivables at the Marine & Aerospace and the Infrastructure Projects Business Units in addition to the decline in gross profit.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥13.9 billion, a decline of ¥6.4 billion from ¥20.3 billion for the year ended March 31, 2008. Major factors were as follows:

•

Overseas power producing businesses such as IPM UK Power Holdings Limited, IPM Eagle LLP and P.T. Paiton Energy reported equity in earnings of ¥10.6 billion, an increase of ¥6.5 billion from equity in earnings of ¥4.1 billion for the year ended March 31, 2008. Power producing operations recorded a ¥0.3 billion mark-to-market evaluation gain related to long-term power contracts while Australian power producing operations recorded a ¥5.8 billion mark-to-market evaluation loss on long-term swap agreement for the year ended March 31, 2008.

•

This segment recorded equity in losses of ¥6.1 billion (this segment portion) for Penske Automotive Group, Inc., ¥3.2 billion for Toyo Engineering Corporation (Japan) and ¥2.1 billon for ASAHI TEC CORPORATION (Japan), reflecting declines in the share prices. The segment also recorded a loss of ¥4.4 billion (this segment portion) for ASAHI TEC CORPORATION for the same reason in the year ended March 31, 2008.

•

Other than the above-mentioned factors, this segment recorded a profit from sales of vessels at marine business for the year ended March 31, 2009 and had a reversal effect of profit from sale of real estate in automotive related business for the year ended March 31, 2008.

Net income for the year ended March 31, 2009 was ¥21.8 billion, a decline of ¥12.6 billion from ¥34.4 billion for the year ended March 31, 2008. In addition to the above-mentioned factors, major factors were as follows:

•

This segment recorded a loss of ¥8.2 billion on write-down of securities of Yamaha Motor Co., Ltd. The segment posted a positive tax effect of ¥6.9 billion in Income Taxes including the effect of the impairment loss of ¥8.6 billion for the previous year.

•	This segment recorded a gain of ¥5.5 billion (*2) on the sale of leased aircraft held by Tombo Aviation Inc. for the year ended March 31, 2008.

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the share price is other-than-temporary. Basically a 30% or more decline in fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those determined as security of other-than-temporary impairment, a 50% or less decline in fair value of a security is an undeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for undeductible impairment losses and set up valuation allowances unless they are considered recoverable with reasonable grounds.

(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of aircraft has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥4.4 billion on the sale for the year ended March 31, 2008 is presented as income from discontinued operations (after income tax effect).

Chemical Segment

Gross profit for the year ended March 31, 2009 was ¥80.0 billion, a decline of ¥20.2 billion from ¥100.2 billion for the year ended March 31, 2008. The principal developments in this segment were as follows:

•

Basic petrochemicals of upstream products recorded an increase in gross profit in the ethylene and propylene businesses by focusing on reducing transportation costs as well as marketing operations closely looking at supply demand balance under the circumstances where global demand contraction and a further deterioration in market prices have been taking place. Despite the fact that the market price of ammonia plunged sharply after the last autumn, P.T. Kaltim Pasifik Amoniak, a joint venture manufacturing and marketing company of ammonia, recorded an increase in gross profit due to higher price and an increase in sales volume in the six month period ended September 30, 2008.

•

Mid-stream intermediate products used for synthetic resin and synthetic fiber products overall recorded a decline in gross profit due to sharp declines in market prices as well as a further drop in demand.

•	Plastics and Functional Materials also recorded a decline in gross profit due to declines in the market prices coupled with a decline in demand.

•

On the other hand, supported by a globally stable demand for agriculture products, businesses of crop protection chemicals and fertilizer remained robust while sulfur and sulfuric acid, raw materials of fertilizer, decelerated sharply after last summer when the export custom duty for fertilizer products in China was raised which resulted in a decrease in the demand and a decline in the price.

Operating income for the year ended March 31, 2009 was ¥24.2 billion, a decline of ¥18.6 billion from ¥42.8 billion for the year ended March 31, 2008, reflecting the decline in gross profit.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥1.7 billion, a decline of ¥4.1 billion from ¥5.8 billion for the year ended March 31, 2008. While International Methanol Company, a joint venture methanol manufacturing company, recorded almost same level of earnings as the year ended March 31, 2008, the segment recorded an equity in loss reflecting impairments of Japanese listed shares.

Net loss for the year ended March 31, 2009 was ¥10.2 billion, a decline of ¥28.5 billion from net income of ¥18.3 billion for the year ended March 31, 2008. In addition to the above-mentioned factors, this segment recorded a loss of ¥30.0 billion on the write-down of securities including an ¥18.0 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥4.2 billion impairment loss on shares in Ishihara Sangyo Kaisha LTD.

Energy Segment

Japan Crude Cocktail (JCC) continued to rise from April 2007, reflecting strong demand and an influx of speculative money into the futures markets and reached US$135 per barrel in August 2008. Following the banking crisis in September 2008, the JCC plummeted to US$43 per barrel in January 2009, and stayed at the same price level, US$44 per barrel (preliminary figure) in March 2009, as a result of weaker demand and increased risk aversion. The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to 6 month time lag.

Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the year ended March 31, 2009 and 2008 were US$101 per barrel and US$71 per barrel, respectively.

Gross profit for the year ended March 31, 2009 was ¥272.0 billion, an increase of ¥52.7 billion from ¥219.3 billion for the year ended March 31, 2008 primarily due to the following:

•

There were contributions of ¥14.2 billion by Mitsui E&P Australia Pty Ltd due to the start-up of oil production at Tui oil field in New Zealand in July 2007 as well as higher oil prices. Likewise, due to higher oil prices MitEnergy Upstream LLC (United States) and Mitsui E&P Middle East B.V. (Netherlands) reported increases of ¥9.5 billion and ¥5.1 billion, respectively. On the other hand, Mitsui Oil Exploration Co., Ltd. posted a decline of ¥4.2 billion, due to a drop in oil prices reflecting short period of time lag and higher Japanese Yen against US Dollar and Thai Baht. Mittwell Energy Resources Pty., Ltd. posted a decline of ¥22.7 billion in gross profit due to decline of shipments and an increase in condensate cost as a result of the revision of the purchase price from Japan Australia LNG (MIMI) Pty. Ltd during the year ended March 31, 2009. (*1)

•

The price for representative Australian premium hard coking coal for the year ended March 31, 2009 is quoted as US$300 per ton FOB, which was approximately triple the price for the year ended March 31, 2008. At the same time thermal coal prices doubled from the price for the prior year. For the year ended March 31, 2009, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) increased by ¥46.6 billion, reflecting higher coal price as well as an increase in sales volume. Despite the sharp decline in demand due to economic slowdown, shipments for the year ended March 31, 2009 were approximately 7.4 million tons, a slight increase from 6.8 million tons for the year ended March 31, 2008 when there were production troubles.

•

Following the merger with Marubeni Liquefied Gas Corporation (Japan) in April 2008, Mitsui Marubeni Liquefied Gas Co., Ltd. reported an increase of ¥10.5 billion in gross profit due to the merger and increased sales volume.

Operating income for the year ended March 31, 2009 was ¥214.1 billion, an increase of ¥41.6 billion from ¥172.5 billion for the year ended March 31, 2008. An increase of ¥14.1 billion of selling, general and administrative expenses resulting from the merger with Marubeni Liquefied Gas Corporation was recorded at Mitsui Marubeni Liquefied Gas Co., Ltd.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥44.1 billion, an increase of ¥7.3 billion from ¥36.8 billion for the year ended March 31, 2008. Japan Australia LNG (MIMI) PTY. Ltd. reported an increase in earnings due to higher oil prices and revised transfer price applied to sales of condensate to Mittwell Energy Resources Pty., Ltd. partially offset by foreign exchange translation effect of the depreciated Australian Dollar against the Japanese Yen and decline of oil shipment.

Net income for the year ended March 31, 2009 was ¥153.3 billion, an increase of ¥29.2 billion from ¥124.1 billion for the year ended March 31, 2008. Besides the above-mentioned developments, there were following factors:

•	Interest expenses decreased by ¥4.8 billion, due mainly to lower US interest rates applied for funding for Sakhalin II project.

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥48.9 billion, an increase of ¥24.9 billion over the year ended March 31, 2008 due to higher oil prices.

•

This segment recorded a profit of ¥6.7 billion on sale of its shareholding in Kyushu Oil Co., Ltd. On the other hand, in April 2007, this segment sold 50% of its stake in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded the relevant gain on sale of the shares for the year ended March 31, 2008.

•

This segment recorded a ¥20.2 billion gain (pre-tax) on the sale of its entire oil and gas producing interests(*2) at Wandoo Petroleum Pty. Ltd. (Mitsui’s profit share 71.7%) for the year ended March 31, 2008.

•

This segment recorded a ¥14.6 billion impairment loss on property & equipment and mineral rights of Vincent oil field. For the year ended March 31, 2008 this segment recorded a ¥3.9 billion impairment loss on power producing equipment at a domestic power producing operation.

•

Other expense-net increased by ¥17.9 billion due mainly to exploration expenses and salvage expenses of ¥4.5 billion for the Mexican gulf oil production facility destroyed by a hurricane. The exploration expenses included a ¥6.3billion expense at Mitsui E&P Australia, a ¥3.6 billion expense at Mitsui Oil Exploration Co., Ltd. (Japan), a ¥2.7 billion expense at Mitsui E&P Mozambique Area1. For the corresponding previous year, major exploration expenses were a ¥5.4 billion expense at Mitsui E&P Australia and a ¥2.7 billion expense at Mitsui Oil Exploration Co., Ltd.

(*1)	Positive impact of the increase in condensate sales price at Japan Australia LNG (MIMI) Pty. Ltd. is not reflected timely due to a three-month time lag in consolidating its earnings into our operating results, whereas negative impact of the decrease in condensate sales price at Mittwell Energy Resources Pty., Ltd. is reflected with no lag. Therefore, positive impact related to condensate sales earned during January to March 2009 period will be reflected in the earnings of Japan Australia LNG (MIMI) Pty. Ltd. in the year ending March 31, 2010.

(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of the entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥9.6 billion on the sale for the year ended March 31, 2008 is presented as income from discontinued operations (after income tax effect).

Foods & Retail Segment

Gross profit for the year ended March 31, 2009 was ¥82.4 billion, an increase of ¥1.2 billion from ¥81.2 billion for the year ended March 31, 2008. Food raw material business showed firm performance reflecting the sharp commodity market rise in the first half of the year ended March 31, 2009. On the other hand, under severe business circumstances such as higher raw material and oil costs in the first half of the year ended March 31, 2009 and weak consumer sentiments due to economic downturn in the second half of the year ended March 31, 2009, this segment has been taking various cost reduction initiatives in the food distribution and retail operations in Japan. The major developments were as follows:

•	In the food raw material business, broiler business displayed robust performance due to increases in prices of the products in addition to steady results from soybean and wheat transactions.

•	MITSUI FOODS CO., LTD (Japan) recorded an increase of ¥1.1 billion over the year ended March 31, 2008 due to improved margins gained through restructuring unprofitable businesses.

•

Mitsui Norin Co., Ltd. (Japan) reported a decline of ¥1.1 billion in gross profit due to the weaker market for wholesale tea products and beverage raw materials as the food service industry has been dull despite firm performance of tea business for the household use. In addition, Mitsui Norin Co., Ltd. recorded a loss on a write down of inventories.

Operating income for the year ended March 31, 2009 was ¥19.0 billion, an increase of ¥2.4 billion from ¥16.6 billion for the year ended March 31, 2008. MITSUI FOODS CO., LTD. showed an improvement in operating income reflecting the increase in gross profit. Mitsui Norin Co., Ltd. reported a decline in operating income although the decline in gross profit was partly offset by a slight improvement in selling, general and administrative expenses.

Equity in losses of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥3.8 billion, a decline of ¥6.9 billion from earnings of ¥3.1 billion for the year ended March 31, 2008. This segment recognized a ¥4.8 billion impairment loss on MIKUNI COCA-COLA BOTTLING CO., LTD., reflecting the sharp decline in the equity market in Japan. In addition, overseas food business suffered and reported a decline in equity in earnings.

Net income for the year ended March 31, 2009 was ¥1.5 billion, a decline of ¥8.9 billion from ¥10.4 billion for the year ended March 31, 2008. Other than the above-mentioned factors there are following factors:

•

Loss on write-down of securities for the year ended March 31, 2009 was ¥3.6 billion. For the year ended March 31, 2008, this segment recognized a ¥5.6 billion loss mainly due to the write-down of the shares of Seven & i Holdings Co., Ltd of ¥4.5 billion.

•	This segment recorded a ¥3.2 billion gain on sales of securities, mainly related to listed securities, for the year ended March 31, 2008.

•	Other expenses-net increased by ¥3.1 billion, major part of which was foreign exchange losses, over the year ended March 31, 2008.

Consumer Service & IT Segment

Gross profit for the year ended March 31, 2009 was ¥73.7 billion, a decline of ¥43.0 billion from ¥116.7 billion for the year ended March 31, 2008. Consumer Service Business Unit recorded a loss of ¥6.1 billion on write down of inventories and reduced sales in the domestic residential home business. This business unit also reported a decline of ¥2.5 billion in gross profit due to divestiture of cable television business in the year ended March 31, 2008. The apparel and brand marketing related business as well as the housing and industrial materials related business continued to suffer. In addition to unfavorable performance in electronics and display-related business, reclassification of T-Gaia Corporation from subsidiary to associated company through merger with MS Communications Co., Ltd. resulted in a decline of ¥14.6 billion in gross profit at the IT Business Unit.

Reflecting a decline of gross profit for the year ended March 31, 2009, this segment recorded a ¥12.8 billion operating loss, a decline of ¥31.8 billion from operating income of ¥19.0 billion for the year ended March 31, 2008. Reclassification of T-Gaia Corporation from subsidiary to associated company resulted in a decline of ¥11.4 billion in selling, general and administrative expenses.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥2.0 billion, a decline of ¥6.2 billion from ¥8.2 billion income for the year ended March 31, 2008. The loss was attributable to a decline of IT demand and an impairment loss on fixed assets at an associated company of the IT Business Unit.

Net loss for the year ended March 31, 2009 was ¥31.4 billion, a decline of ¥43.4 billion from net income of ¥12.0 billion for the year ended March 31, 2008. Other than the above-mentioned factors, there are following factors:

•

Reflecting the sharp equity market decline in Japan, this segment recorded a loss of ¥35.2 billion on write-down of securities, which includes impairment losses of listed securities including an impairment loss on Tokyo Broadcasting System, Inc. of ¥3.1 billion, Recruit Co., Ltd. of ¥12.0 billion, and our equity share in office building development business in Japan of ¥9.8 billion for the year ended March 31, 2009. This segment recorded a loss of ¥4.6 billion on write-down of securities, which were mainly listed on the market, for the year ended March 31, 2008.

•

This segment reported a gain of ¥16.2 billion on sale of securities including a gain of ¥11.9 billion on sales of a trust beneficiary right with respect to Shiodome building and a gain of ¥4.0 billion on sales of share in T-Gaia Corporation through its share buy-back program and the merger transaction with MS Communications Co., Ltd. This segment reported a gain of ¥10.8 billion on sales of securities for the year ended March 31, 2008. The gain resulted from the merger of Mitsui Knowledge Industry Co., Ltd. and NextCom K.K. and sales of shares of two cable television providers and Jupiter Telecommunications Co., Ltd.

•	This segment reported an impairment loss of ¥4.1 billion on goodwill, reflecting a decline in share price of Mitsui Knowledge Industry Co., Ltd.

Logistics & Financial Markets Segment

Gross profit for the year ended March 31, 2009 was ¥62.1 billion, an increase of ¥7.0 billion from ¥55.1 billion for the year ended March 31, 2008. The increase includes a profit corresponding to a foreign exchange loss of ¥13.6 billion related to commodity trading business posted in other expense-net. Despite reduction of commodity trading activities due to the intensification of credit crunch in the latter half of the year ended March 31, 2009, the trading activities at Mitsui Energy Risk Management Ltd. remained robust as the commodity markets, mainly energy market, continued to be volatile. On the other hand, this segment reported a loss due to a poor performance of private equity funds this segment manages for the year ended March 31, 2009. Furthermore, logistics business recorded a valuation loss on real estate for sale.

Reflecting the increase in gross profit, which was partially offset by an increased provision for doubtful receivables related to commodity derivatives, operating income for the year ended March 31, 2009 was ¥23.8 billion, an increase of ¥2.9 billion from ¥20.9 billion for the year ended March 31, 2008.

Equity in losses of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥10.5 billion, an ¥8.6 billion deterioration from losses of ¥1.9 billion for the year ended March 31, 2008. JA Mitsui Leasing ltd. (Japan) reported a decline in earnings due to increased provision for doubtful receivables. Furthermore, this segment recorded equity in losses of ¥2.9 billion from investment in a partnership, NPF-Harmony (Japan), reflecting an other-than-temporary decline in its fair value. This segment recorded equity in losses from investments in the same NPF-Harmony and from ASAHI TECH CORPORATION in the year ended March 31, 2008.

Net loss for the year ended March 31, 2009 was ¥14.5 billion, a decline of ¥22.0 billion from net income of ¥7.5 billion for the year ended March 31, 2008. Other than the above mentioned factors there were following factors:

•

This segment reported a loss of ¥8.0 billion on write-downs of securities due to a decline in stock prices in the markets. For the year ended March 31, 2008, the segment recorded a ¥8.7 billion loss on the write-down of securities including a ¥4.5 billion impairment loss of Central Finance Co., Ltd.

•

This segment reported a ¥10.0 billion profit for gains on sales of securities including Quintiles Transnational Corp. (United States) for ¥3.8 billion and BALtrans Holdings Limited (Hong Kong) for ¥3.2 billion for the year ended March 31, 2008,

•	This segment recorded a foreign exchange loss of ¥13.6 billion in other expense-net, which corresponded to the increase in gross profit.

Americas Segment

Gross profit for the year ended March 31, 2009 was ¥116.0 billion, an increase of ¥78.5 billion from ¥37.5 billion for the year ended March 31, 2008.

•

Novus International Inc. recorded an increase of ¥27.4 billion in gross profit reflecting higher product prices as well as increase in sales volume supported by a strong demand for animal feed additives despite a softening in demand toward the end of the fiscal year.

•

Steel Technologies, Inc., which was acquired in June 2007 and reported results for only ten months in the year ended March 31, 2008, contributed to the increase in gross profit by ¥3.7 billion. The increase in gross profit was attributable to increases in steel product prices in the six month period ended September 30, 2008 as well as a transfer of business from Mitsui Steel Inc, which was partially offset by a decrease in gross profit for the six month period ended March 31, 2009 reflecting decreases in the sales volume and prices caused by demand contraction and credit uncertainties of the customers under the recession. Also, Champions Pipe & Supply, Inc. contributed to the increase in gross profit supported by a strong demand for tubular pipes for oil and gas industry despite a sharp demand contraction starting in the three month period ended March 31, 2009.

•

Mitsui Real Estate LLC., which recorded a loss of ¥9.6 billion on the write-down of residential home inventories for the year ended March 31, 2008, increased gross profit by ¥6.6 billion, recording a loss of ¥2.5 billion on the write-down of inventories under severe circumstances in the real estate business in the United States.

Operating income for the year ended March 31, 2009 was ¥39.0 billion, an increase of ¥31.7 billion from ¥7.3 billion for the year ended March 31, 2008 reflecting the increase in gross profit. Personnel expenses at Novus International Inc. and Champions Steel & Pipe, Inc. increased.

Equity in losses of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥2.2 billion, a ¥7.3 billion decline from earnings of ¥5.1 billion for the year ended March 31, 2008. This segment recorded equity in losses of ¥1.5 billion for Penske Automotive Group, Inc. (this segment portion), reflecting an other-than-temporary decline in its share price. Equity in earnings of associated companies in the steel products and medical health care businesses decreased. In addition, United Harvest, LLC(United States) reported a decrease in earnings due to a reversal effect of its strong performance from the wheat export facility operation business in the year ended March 31, 2008.

Net loss for the year ended March 31, 2009 was ¥7.1 billion, a decrease of ¥12.1 billion from net income of ¥5.0 billion for the year ended March 31, 2008. In addition to the above factors, there were the following factors:

•	Interest expense, net of interest income, declined by ¥7.6 billion for the overall Americas Segment resulting from a decline in U.S. Dollar interest rates.

•

This segment recorded a ¥13.6 billion impairment loss of goodwill. Steel Technologies Inc. recorded a ¥6.4 billion impairment loss of goodwill, reflecting severe condition of the steel products business for automotive and housing industries in the United States. Steel Technologies Inc. also recorded a ¥2.8 billion impairment loss of intangible assets.

•	Fertilizantes Mitsui S.A.Industria e Comercio recorded a ¥3.7 billion liquidation cost of currency options in other expense-net.

•

Income taxes increased by ¥9.3 billion. The increase was attributable to increased tax effect on an increase of ¥10.4 billion in income from continuing operations before income taxes, minority interests and equity in earnings. The fact that Steel Technologies did not record tax effect on the goodwill impairment loss as the goodwill recorded on its book can not be amortized for the tax purpose, and Ferlitilizantes Mitsui S.A. Industria e Comercio set up valuation allowance for deferred tax assets evaluating the realizability of the deferred tax assets also resulted in the increase.

•	Minority interest in earnings of subsidiaries increased by ¥5.9 billion. This is mainly attributable to increase in earnings of Novus International, in which the segment has a 65% ownership interest.

Europe, the Middle East and Africa Segment

Gross profit for the year ended March 31, 2009 was ¥22.2 billion, a decline of ¥4.6 billion from ¥26.8 billion for the year ended March 31, 2008, reflecting a decline in gross profit of the chemical business due to declines in the market prices and reductions in sales volume.

This segment recorded a ¥1.9 billion operating loss for the year ended March 31, 2009, a ¥3.7 billion decline from a ¥1.8 billion operating profit for the year ended March 31, 2008.

Net loss for the year ended March 31, 2009 was ¥11.5 billion, a decline of ¥16.5 billion from the net profit of ¥5.0 billion for the year ended March 31, 2008. Other than the above mentioned factors, MBK Real Estate Europe Ltd recorded a ¥9.6 billion impairment loss of long-lived assets, reflecting severe circumstances for the real estate business in the U.K. and Mitsui & Co. France S.A.S. reported a gain from sale of office building. Also, this segment recorded its portion of a gain on sale of real estate in automotive related business for the year ended March 31, 2008.

Asia Pacific Segment

Gross profit for the year ended March 31, 2009 was ¥26.6 billion, a decline of ¥6.5 billion from ¥33.1 billion for the year ended March 31, 2008, reflecting a decline in gross profit in the chemical business due to declines in the market prices and decreases in sales volume.

Operating loss for the year ended March 31, 2009 was ¥1.6 billion, a decline of ¥9.2 billion from ¥7.6 billion income for the year ended March 31, 2008, reflecting mainly declines in gross profit and increases in personnel expenses.

Net income for the year ended March 31, 2009 was ¥30.6 billion, an increase of ¥8.1 billion from ¥22.5 billion for the year ended March 31, 2008. The main factor for the increase in net income is attributable to the segment’s minority interest in Mitsui Coal Holdings Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd. whose majority interest is held by the Energy Segment and the Mineral & Metal Resources Segment, respectively.

5. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity (*1)

Total assets as of March 31, 2009 were ¥8,364.2 billion, a decline of ¥1,173.6 billion from ¥9,537.8 billion as of March 31, 2008.

Current assets as of March 31, 2009 were ¥4,419.1 billion, a decline of ¥ 639.0 billion from ¥5,058.1 billion as of March 31, 2008. Trade receivables declined by ¥893.9 billion due to decreased crude oil and oil product trading volumes reflecting the decline of the oil prices, in the Energy Segment and Americas Segment, and also declines in the commodity prices and trading volumes in the Chemical and the Iron & Steel Products Segment, while cash and cash equivalents increased by ¥248.5 billion to secure the liquidity for the financial turmoil.

Total current liabilities as of March 31, 2009 were ¥2,792.5 billion, a decrease of ¥649.1 billion from ¥3,441.6 billion as of March 31, 2008 due to a decline in trade payables corresponding to the decline in trade receivables.

As a result, working capital, or current assets minus current liabilities, as of March 31, 2009 was ¥1,626.6 billion, an increase of ¥10.1 billion from ¥1,616.5 billion as of March 31, 2008.

The current ratio as of March 31, 2009 was 158%, an increase of 11% from 147% as of March 31, 2008.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” “intangible asset, less accumulated amortization” “deferred tax assets-non-current” and “other assets” as of March 31, 2009 totaled ¥3,945.1 billion, a decline of ¥534.7 billion from ¥4,479.8 billion as of March 31, 2008, mainly due to the following factors:

Total investments and non-current receivables as of March 31, 2009 were ¥2,866.4 billion, a decline of ¥370.9 billion from ¥3,237.3 billion as of March 31, 2008.

-	Within this category, investments in and advances to associated companies as of March 31, 2009 were ¥1,275.5 billion, a decline of ¥57.5 billion from ¥1,333.0 billion as of March 31, 2008.

-

Factors which do not involve cash flows totaled a net decline of ¥175.0 billion caused from foreign exchange translation adjustment of foreign investments by the appreciation of the Japanese Yen vis-à-vis currencies of virtually all countries, and net increases in equity earnings of ¥17.3 billion (net of ¥99.6 billion dividends received from associated companies).

-

Major expenditures for the year ended March 31, 2009 were additional investments in Valepar S.A. for ¥78.4 billion, Multigrain AG (Switzerland) for ¥14.0 billion, and acquisitions of shares in Sims Metal Management Limited (Australia) for ¥23.0 billion.

-	Major proceeds were a preferred stock redemption of ¥23.1 billion (net of additional contribution made to) made by IPM Eagle LLP.

Other investments as of March 31, 2009 were ¥957.2 billion, a decline of ¥324.3 billion from ¥1,281.5 billion as of March 31, 2008, mainly due to:

-	A ¥143.5 billion net decline of unrealized holding gains and losses on available-for-sales securities, such as those of INPEX Holdings Inc.

-	A ¥117.4 billion loss on write down of shares including write down of shares in Mitsui Chemicals, Inc. of ¥18.0 billion.

-

A ¥12.5 billion net decline of preferred stock in an overseas subsidiary of Sumitomo Mitsui Financial Group due to redemption and acquisition of the shares and a ¥3.8 billion net decline of investment in Sakhalin Energy Investment due to capital redemption and acquisition of the shares (including a decline of ¥4.9 billion from foreign exchange translation)

Property and equipment—at cost as of March 31, 2009 was ¥946.3 billion, a decline of ¥70.0 billion from ¥1,016.3 billion as of March 31, 2008, mainly due to a decline in the overseas asset values, reflecting the appreciation of the Japanese Yen. Major components of the decline were as follows:

-	A ¥6.9 billion increase for iron ore mining expansion projects in Australia (net of a negative effect from foreign exchange translation of 29.6 billion);

-	A ¥28.4 billion decrease for coal mining expansion projects in Australia (including a negative effect from foreign exchange translation of ¥38.8 billion ); and

-

A ¥8.5 billion decrease for energy related projects (including a negative effect from foreign exchange translation of ¥5.4 billion) such as Mitsui Oil Exploration Co., Ltd. (offshore Thailand), oil and gas projects of offshore Gulf of Mexico, Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, and oil and gas projects in Oman.

Long-term debt, less current maturities as of March 31, 2009 was ¥2,841.3 billion, a decline of ¥103.1 billion from ¥2,944.4 billion as of March 31, 2008, due mainly to declines at Mitsui & Co. (U.S.A.), Inc. and domestic and foreign financial subsidiaries.

Shareholders’ equity as of March 31, 2009 was ¥1,881.7 billion, a decline of ¥302.0 billion from ¥2,183.7 billion as of March 31, 2008. Major components of the decline were a net decline of ¥249.4 billion in foreign currency translation adjustments due to weaker Australian Dollar, Brazilian Real and U.S.Dollar against Japanese Yen, and a net decline of ¥96.2 billion in unrealized holding gains on available-for-sale securities reflecting a sharp decline in equity markets, partially offset by an increase of ¥90.2 billion in retained earnings.

As a result, shareholders’ equity to total assets ratio as of March 31, 2009 was 22.5%, a 0.4 percentage point decline from 22.9 % as of March 31, 2008. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of March 31, 2009 was ¥2,515.1 billion, a decline of ¥258.9 billion from ¥2,774.0 billion as of March 31, 2008. Net debt-to-equity ratio (*2) as of March 31, 2009 was 1.34 times, 0.07 point higher than 1.27 times as of March 31, 2008.

(*1) The consolidated balance sheet as of March 31, 2008 was adjusted due to the adoption of FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” effective April 1, 2008.

(*2) Net Debt-to-Equity Ratio

We refer to Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as interest bearing debt less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

	Billions of Yen
	End of Mar. 2008	End of Mar. 2009
Short-term debt	¥464.6	¥454.1
Long-term debt	¥3,221.0	¥3,214.5
Interest bearing debt	¥3,685.6	¥3,668.6
Less cash and cash equivalents and time deposits	¥(911.6)	¥(1,153.5)

Net interest bearing debt	¥2,774.0	¥2,515.1
Shareholders’ equity	¥2,183.7	¥1,881.7

Net DER (times)	1.27	1.34

(2) Cash Flows during the year Ended March 31, 2009

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2009 was ¥582.7 billion, an increase of ¥166.9 billion from ¥415.8 billion for the year ended March 31, 2008. Major components of the net cash provided by operating activities were the Group’s operating income of ¥394.7 billion for the period and improvement of working capital, or changes in operating assets and liabilities, of ¥69.9 billion due to a decline in commodity prices from the three month period ended December 31, 2008.

Compared with the corresponding previous year, operating income increased slightly by ¥19.8 billion while cash provided by the working capital improvement increased by ¥94.4 billion. Net income for the year ended March 31, 2009 was a decrease of ¥232.5 billion. The decrease is comprised mostly of one time losses from non-cash items.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2009 was ¥290.9 billion, an increase of ¥186.1 billion from ¥104.8 billion as of year ended March 31, 2008. The net cash used in investing activities consists of:

•

The net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥131.6 billion, which included the additional investments in Valepar S.A. for ¥78.4 billion, the acquisitions of shares in Sims Metal Management Limited for ¥23.0 billion, in Multigrain AG for ¥14.0 billion, and in IPM Eagle LLP for ¥9.6 billion. The major cash inflow was the redemption of preferred shares in IPM Eagle LLP for ¥32.7 billion.

•

The net inflows of cash that corresponded to other investments (net of sales of other investments) were ¥47.2 billion. Major expenditures included additional investment in Sakhalin Energy Investment for ¥15.3 billion and acquisition of preferred Stock in Sumitomo Mitsui Financial Group overseas subsidiaries for ¥10.0 billion. Proceeds from sales of those investments consisted of redemption of the preferred stock in Sumitomo Mitsui Financial Group overseas subsidiary for ¥22.5 billion and of shares in Sakhalin Energy Investment for ¥14.2 billion and proceeds from sale of a trust beneficiary right with respect to Shiodome building for ¥14.7 billion and sale of shares in Kyushu Oil Co., Ltd for ¥8.2 billion.

•	The net outflow of cash relating to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥219.1 billion. Major expenditures for equipment included:

-	iron ore mining projects in Australia for ¥42.4 billion;

-	coal mining projects in Australia for ¥14.2 billion;

-

Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥71.1 billion; and

-	leased rolling stock for ¥26.8 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the year ended March 31, 2009 was a net inflow of ¥291.8 billion.

Cash Flows from Financing Activities

During the year ended March 31, 2009, net cash provided by financing activities was ¥9.8 billion. The cash inflow from the borrowing of long-term debt, mainly at Mitsui, was ¥51.6 billion and cash outflow for the payments of cash dividends was ¥101.7 billion.

In addition to the changes discussed above there was a decrease of ¥33.5 billion due to the effect of foreign exchange translation, thus cash and cash equivalents as of March 31, 2009 was ¥1.147.8 billion, a ¥248.5 billion decline from ¥899.3 billion as of March 31, 2008.

II. Overview of our Operations and Principal Activities

We, Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries, are a general trading company engaged in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating international industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of and dealing in a wide variety of products and services including iron and steel, non-ferrous metals , machinery, electronics, chemicals, energy-related commodities and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), biotechnology and nanotechnology. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.

The following are the major subsidiaries and associated companies by operating segment. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in the respective operating segment.

Iron & Steel Products Segment

Subsidiaries (10)

Mitsui & Co. Steel Ltd., Mitsui Bussan Kozai Hanbai Co., Ltd., MBK Steel Products West Co., Ltd., Regency Steel Asia Pte. Ltd., Bangkok Coil Center Co., Ltd.

Associated companies (17)

Nippon Steel Trading Co., Ltd., Shanghai Bao-Mit Steel Distribution Co., Ltd.

Mineral & Metal Resources Segment

Subsidiaries (9)

Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd., Japan Collahuasi Resources B.V., Mitsui Raw Materials Development Pty. Ltd., Mitsui Bussan Metals Co., Ltd.

Associated companies (12)

Valepar S.A., Coral Bay Nickel Corporation, SUMIC Nickel Netherlands B.V., Nippon Amazon Aluminum Co., Ltd., Inner Mongolia Erdos Electric Power & Metallurgical Co., Ltd.

Machinery & Infrastructure Projects Segment

Subsidiaries (69)

MBK Project Holdings Ltd., Mitsui & Co. Plant Systems, Ltd., Mitsui Power Ventures Limited, Mit Power Canada LP Inc., Mitsui Renewable Energy Europe Limited, Mitsui Rail Capital Holdings, Inc., Mitsui Rail Capital Europe B.V., Mitsui Rail Capital Participacoes Ltda., Mitsui Gas e Energia do Brasil Ltda., Cactus Energy Investment B.V., Drillship Investment B.V., Mitsui Water Holdings (Thailand) Ltd., Atlatec Holdings, S.A. de C.V., Tokyo International Air Cargo Terminal Ltd., Toyota Chile S.A., Mitsui Automotive North America Inc., Mitsui Automotive Europe B.V., Mitsui Automotive CIS Investment B.V., PT. Bussan Auto Finance, Mitsiam Motors Co., Ltd., Komatsu-Mitsui Maquinarias Peru S.A., Lepta Shipping Co., Ltd., Clio Marine Inc., Orient Marine Co., Ltd., Mitsui Bussan Aerospace Co., Ltd.

Associated companies (69)

Toyo Engineering Corporation, IPM Eagle LLP, IPM (UK) Power Holdings Ltd, PT. Paiton Energy, Compania de Generacion Valladolid S. de R.L. de C.V., AES Jordan Hold Co, Ltd, Toyota Canada Inc., Penske Automotive Group, Inc., PT. Yamaha Indonesia Motor Manufacturing, Komatsu Australia Pty. Ltd.

Chemical Segment

Subsidiaries (21)

PT. Kaltim Pasifik Amoniak, Japan-Arabia Methanol Co., Ltd., Mitsui Bussan Solvent & Coating Co., Ltd., Mitsui Agri Science International S.A. N.V., Mitsui Bussan Agro Business Co., Ltd, Daiichi Tanker Co., Ltd., Mitsui Bussan Plastics Trade Co., Ltd., Daito Chemical Industries, Ltd., Shark Bay Salt Pty. Ltd., Mitsui Electronics SCM (China) Co., Ltd.

Associated companies (28)

Energy Segment

Subsidiaries (31)

Mitsui E&P Australia Pty Limited, Mitsui E&P Middle East B.V., Mitsui Oil Exploration Co., Ltd., MitEnergy Upstream LLC, Mitsui Gas Development Qatar B.V., Mitsui Sakhalin Holdings B.V., Mitsui Coal Holdings Pty., Ltd., Mitsui Oil (Asia) Hong Kong Ltd., Mitsui Oil Co., Ltd., Mitsui Marubeni Liquefied Gas Co., Ltd.

Associated companies (6)

Japan Australia LNG (MIMI) Pty. Ltd., United Petroleum Development Co., Ltd., BHP Mitsui Coal Pty., Ltd.

Foods & Retail Segment

Subsidiaries (25)

Mitsui Norin Co., Ltd., PRI Foods Co., Ltd., San-ei Sucrochemical Co., Ltd., Mitsui Foods Co., Ltd., Toho Bussan Kaisha, Ltd., Vendor Service Co., Ltd., Wilsey Foods, Inc., Mitsui Alimentos Ltda., MCM Foods B.V.

Associated companies (17)

Mikuni Coca-Cola Bottling Co., Ltd., Mitsui Sugar Co., Ltd., The Kumphawapi Sugar Co., Ltd., Multigrain AG

Consumer Service & IT Segment

Subsidiaries (29)

Mitsui Bussan Inter-fashion Ltd., Bussan Real Estate Co., Ltd., Mitsui Bussan Woodchip Oceania Pty. Ltd., Mitsui Knowledge Industry Co., Ltd., J-SCube Inc., Mitsui Electronics Inc., MBK Distribuidora de Produtos Eletronicos Ltda.

Associated companies (33)

QVC Japan Inc., AIM Services Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd., Nihon Unisys Ltd., Moshi Moshi Hotline, Inc., T-GAIA Corporation

Logistics & Financial Markets Segment

Subsidiaries (32)

Mitsui & Co., Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Precious Metals (Hong Kong) Limited, Mitsui Bussan Commodities Ltd., Mitsui & Co., Principal Investments Ltd., MVC Corporation, Mitsui Bussan Logistics Holdings Ltd., Mitsuibussan Insurance Co., Ltd., Tri-Net (Japan) Inc., Tri-Net Logistics (Asia) Pte. Ltd.

Associated companies (6)

JA Mitsui Leasing, Ltd., Mitsui Direct General Insurance Company, Limited

Americas Segment

Trading subsidiaries (9)

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (34)

Steel Technologies Inc., Champions Pipe & Supply, Inc., MIT Wind Power, Inc., Mitsui Automotriz S.A., Road Machinery, LLC, Ellison Technologies Inc., Intercontinental Terminals Company LLC, Novus International, Inc., Cornerstone Research & Development Inc., SunWize Technologies, Inc., Fertilizantes Mitsui S.A. Industria e Comercio, Westport Petroleum Inc., United Grain Corp., Mitsui Foods, Inc., MBK Real Estate, LLC, AFC HoldCo, LLC.

Associated companies (6)

MED3000 Group. Inc.

Europe, the Middle East and Africa Segment

Trading subsidiaries (13)

Mitsui & Co. Europe Holdings Plc, Mitsui & Co. Europe Plc, Mitsui & Co. Deutschland GmbH, Mitsui & Co. Benelux S.A./N.V., Mitsui & Co. France S.A.S., Mitsui & Co. Italia S.p.A., Mitsui & Co., Middle East Ltd.

Subsidiaries (7)

MBK Real Estate Europe Limited

Associated companies (7)

Asia Pacific Segment

Trading subsidiaries (20)

Mitsui & Co. (Asia Pacific) Pte. Ltd., Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co. (China) Ltd., Mitsui & Co. (Shanghai) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. Korea Ltd., Mitsui & Co. (Thailand) Ltd., Mitsiam International Ltd., Mitsui & Co.(Australia) Ltd.

Subsidiaries (6)

Associated companies (5)

HannSpree Inc.

All Other

Subsidiaries (11)

Mitsui Bussan Trade Services Ltd., Mitsui & Co. Financial Services Ltd., Mitsui & Co. Financial Services (Asia) Ltd., Mitsui & Co. Financial Services (Europe) B.V., Mitsui & Co. Financial Services (U.S.A.) Inc.

Associated companies (1)

Notes

Mitsui Bussan Metals Co., Ltd. changed its name from Mitsui Bussan Raw Materials Development Corp. in April 2008 upon its merger with Mitsui Bussan Metals Sales Co., Ltd.

Mitsui Bussan Solvent & Coating Co., Ltd. changed its name to Mitsui Bussan Chemical Co., Ltd. in April 2009 upon its merger with Bussan Chemicals Co., Ltd.

Mitsui Bussan Plastics Trade Co., Ltd. changed its name from Nippon Trading Co., Ltd. in April 2008 upon its merger with Mitsui Bussan Plastics Co., Ltd. and Mitsui Bussan Plastics Kansai Co., Ltd.

Mitsui Marubeni Liquefied Gas Co., Ltd. changed its name from Mitsui Liquefied Gas Co., Ltd. in April 2008 upon its merger with Marubeni Gas Energy Co., Ltd.

PRI Foods Co., Ltd. changed its name from Dai-Ichi Broiler Co., Ltd. in April 2008 upon its merger with K.K. Ichirei, Gordex Corporation and Hypor Japan Co., Ltd.

T-GAIA Corporation changed its name from Telepark Corp. in October 2008 upon its merger with MS Communications Co., Ltd.

JA Mitsui Leasing, Ltd. was established as a parent of Mitsui Leasing & Development, Ltd. through share transfer.

III. Management Policies

1. Management strategy and progress report

1) Medium-Term Management Outlook

In May 2006 we, Mitsui and its subsidiaries, established our Medium-term Management Outlook, announced, based on a company-wide consideration of business models that we should seek to develop over the next three to five years, namely the period of 2009 to 2011. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries and optimizing resource allocation

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel

(1) Corporate vision towards the period of 2009 to 2011 – quantitative summary

Looking ahead three to five years from year of 2006, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the period of 2009 to 2011 as illustrated in the chart hereinbelow.

(2) Four key strategies of the Medium-term Management Outlook

Note :

The following describes the contents of the Medium-Term Management Outlook announced in May 2006. Despite the dramatically different economic environment today, we see no necessity of altering our strategy significantly. Upon reviewing our operating results for the year ended March 31, 2009 we formulate a new business plan for the year ending March 31, 2010 under the Medium-Term Management Outlook.

(a) Development of Strategic Business Portfolio

i)	Business strategy for achieving corporate vision towards the period of 2009 to 2011

We have developed key policies based on dividing up our business into four areas, as outlined below.

Mineral Resources & Energy

(1)    Complete the development of large-scale projects such as Sakhalin II and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)    Ensure the liquidity of our equity production interests and carry out recycling

(3)    Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)    Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources on growth fields

(2)    Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)    Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services

(1)    Pursue initiatives in media and information, healthcare and medical, and senior living industries

(2)    Develop new consumer-oriented businesses and strengthen related marketing and logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

ii)	Developing business portfolio for achieving corporate vision; Focused allocation of management resources (financial and human)

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will continue to refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

Through this company-wide portfolio strategy, we expected to make new investments totaling ¥800 billion in the first two years of the Medium-term Management Outlook, and divest assets totaling ¥100-200 billion.

(b) Evolution of business models leveraging business engineering capabilities

We will focus on consumer-oriented services in Japan that show high potential for growth. We will pursue business development in new fields, such as the development of environment businesses such as emission rights trading, recycling, and new energy businesses such as biomass ethanol. We will seek to leverage across the whole operating segments our strengths in logistics, finance and IT, and actively promote joint operations among business units.

(c) Implementation of global strategies

We will strengthen our strategy for the Asian market. We will also develop a broad, cross-border product strategy based on the regional headquarters we have created for the Americas, Europe and Asia. We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

(d) Reinforcing the management framework to support growth

Under our revised corporate staff organization we are pursuing an efficient risk management approach. We are strengthening our corporate governance system and internal controls framework, such as by increasing external directors and external corporate auditors, and working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”).

We are developing as a business that meets the needs of customers and society, while engaging in CSR-oriented management worthy of Mitsui, such as through engaging in environmental issues and contributing to society.

2) Progress on Medium-Term Management Outlook

(1) Progress on key initiatives

(a) Development of a Strategic Business Portfolio

Following the unprecedented tightening of credit as well as turmoil in the global economy triggered by the banking crisis that erupted in last September, Mitsui has determined to accelerate the implementation of various policies outlined in the Medium-Term Outlook. In particular, we responded with proactive interventions in achieving a positive free cash flow, a critical policy of our cash flow management. Included in such interventions are reducing our working capital, accelerating divestitures of non-core assets and intensifying financial discipline and execution in investments. The actions we implemented helped us achieve a remarkably positive free cash flow of ¥291.8 billion for the year ended March 31, 2009. The net outflow of cash used in investment declined substantially to ¥290.9 billion and operating cash flow was ¥582.7 billion despite a lower consolidated net income since the main reason for such decline is due to non-cash impairment losses.

We view the current difficult environment as an opportunity as well as risk. We will cautiously manage our capital spending, and will not abandon our strong history of investing and will make sure that we capture opportunities whether in commodities or in non commodities. .

When the economy turns, the commercial world will be clamoring for sustainable solutions and that is what we will provide. We see not only new business opportunities ahead, but new revenue streams as well.

i) Progress on investment plans and key policies in each business area

For the year ended March 31, 2009, we forecasted total investing cash outflow to be approximately ¥700 billion, reflecting a favorable investing environment. Included in the guidance were investments in Mineral Resources and Energy amounting to ¥350 billion mainly for expansion of existing projects. The remainder included investments of ¥150-200 billion in Global Marketing Networks, ¥50-100 billion in Consumer Services and ¥100 billion in Infrastructure. At the same time, we forecasted a total of ¥270 billion in asset divestitures during the period.

As discussed in above, during the year ended March 31, 2009, new investments and loans we executed were limited to approximately ¥520 billion due to further intensification of our financial discipline following the financial crisis. Cash generated through continued divestitures of non core businesses was ¥190 billion due to tightening of credit as well as decline in asset value.

Most of these investments and divestitures were executed in the six month period ended September 30, 2008. For the six month period ended September 30, 2008, cash outflow for the investments and loans and cash inflow from the divestitures were approximately ¥320 billion and ¥120 billion, respectively. We made progress in each of the four business areas presented in our Medium-term Management Outlook during the year ended March 31, 2009 as follows:

•

In the Mineral Resources & Energy business area, we continuously focused on large-scale projects already under development as well as expansion of existing projects with an assumption that demand for commodities is expected to be expanding in mid- and long-term especially in the emerging countries despite the recent decrease in demand due to the current economic slowdown.

Production at Enfield oil field in Western Australia improved following a repair work completed in July 2008 to cope with a production setback in late 2007 due to water and sand production. Nearby Vincent oil field started commercial production in August 2008. Aggregate amount of capital investment into oil and gas producing businesses including these two oil fields amounted to ¥71.1 billion.

Start-up of the North West Shelf Venture’s Train 5 onshore liquefied natural gas (LNG) facility also in Western Australia in September 2008 and Sakhalin II LNG facility in March 2009 following the commencement of a year-round oil production in December 2008 also contributed in increasing our equity tonnage of oil and natural gas. Total investment and current outstanding balance of investment into Sakhalin II project are ¥15.3 billion and ¥227.0 billion, respectively.

We made additional investment of ¥78.4 billion in Valepar S.A., a controlling company of “Vale”, related to the public offering of shares in Vale, which had capacity expansion plans of the existing projects as well as intention to make strategic asset acquisitions in iron ore and non ferrous metals. For iron ore and coal related expansion projects in Australia, we invested ¥42.4 billion and ¥14.2 billion, respectively.

We acquired additional ordinary shares of Sims Group Limited, which changed its name to Sims Metal Management, Inc. in November 2008, for approximately ¥23.0 billion in summer of 2009, resulting in Mitsui’s ownership interest of 19.9% in Sims Metal Management, Inc. with an accumulated investment amount of approximately ¥93.6 billion. On the other hand, we divested our whole ownership interest in Pacific Coast Recycling LLC to a joint venture between Sims Group Limited and Adams Steel LLC with an aim to consolidate our metal scrap recycling activities in the North American region on its existing investment in Sims Metal Management, Inc.

We also decided to acquire interests in six uranium deposits held by Uranium One Inc., for ¥5.1 billion which include the Honeymoon uranium project located in the State of South Australia, Australia.

At the same time, we received a redemption of ¥14.2 billion from Sakhalin II, which had obtained proceeds from a project finance, and proceeds from sale of shares in Kyushu Oil Co., Ltd for ¥8.2 billion.

•

In the Global Marketing Networks business area, incorporating businesses such as iron & steel products, automotives and chemicals, we took further steps to strengthen our global operating network, especially in the growing region Asia and in the automotive area. The Automotive Strategy Department newly established in the previous fiscal year started to take on various business initiatives from procurement of parts to retail finance in the value chain of the automotive area. We acquired a 30% ownership in a motorcycle manufacturing subsidiary of Yamaha in India aiming to bring into India the successful business experiences we have with Yamaha in Indonesia. At the same time, a retail finance company for the sales of Yamaha motorcycles in India, in which we have 64% ownership interest, started business in April 2008.

•

In the Consumer Services business area, we are continuing to build our operations in promising new business domains. In July 2008, we acquired a 47% interest in MED 3000 Group Inc. (United States), management service provider for physicians and medical institutions, for ¥6.5 billion. In the foods and retail field, we are making investments to secure a stable supply of overseas food upstream sources, while we have been taking measures to improve the performance and competitiveness of domestic subsidiaries including MITSUI FOODS CO., LTD. We also continued to take necessary measures to increase production capacities in the projects acquired in the previous fiscal year. In addition, we increased our stake in Synlait Limited, a dairy products company in New Zealand, to 22.5% allowing us to consolidate the company as an associated company. We also made an additional investment of ¥14.0 billion in a Brazilian agricultural business, Multigrain A.G. in October 2008.

We received proceeds of ¥14.7 billion from sale of a trust beneficiary right with respect to Shiodome building.

•

In the Infrastructure business area, our efforts were directed at selectively investing in superior project opportunities. Together with Petroleo Brasileiro S.A., we have agreed to start deepwater drilling services in Brazil with ultra-deepwater drillship through an operating vehicle established by Mitsui and Petrobras at 50/50 stake. Mitsui acquired Earth Tech Mexico, S.A. de. C.V., (later renamed Atlatec, S.A. de C.V., after the acquisition), a water/wastewater treatment engineering and construction company located in Mexico together with Toyo Engineering Corporation, an associated company, in July 2008. We also succeeded in starting up a 1,005-megawatt combined-cycle power plant fueled by natural gas in Ontario Canada in October 2008.

We received a redemption of ¥23.1 billion for preferred stocks (net of additional contribution made to) made by IPM Eagle LLP, a joint-venture operation with International Power.

ii) Continuous review of our business portfolio based on our business strategy

Twice a year, Mitsui’s management examines each business units’ development of their portfolio strategy including asset recycling, referring to key performance indicators on subsidiaries and associated companies; and other investments as well according to Mitsui’s guideline for investment in and withdrawal from business operations. The Portfolio Management Committee has developed and maintained the relevant data and guidelines.

•

In the previous fiscal year, the major emphasis was put on the companywide re-allocation of human resources and all the business domains in each business division were classified into three categories, “Focus”, “Streamlining” and “Downsizing and Review”. We planned to reallocate 100 junior or mid-level staffs within Mitsui into “Focus” areas, strategic business domains, across the business segments and implemented it on April 1, 2008. In the fiscal year ended March 31, 2009 we have been monitoring the progress of the re-allocation and making follow-up actions. We continue to implement measures towards the mobilization of human resources.

•

To implement a company-wide strategy on certain key products and services, we organized divisions which specialize in the agri-food business and the solar business following the creation of new divisions in the automotive and related industries and medical and healthcare industry in the previous fiscal year.

•	In order to effectively cope with the dramatically changing environment, Mitsui has re-grouped the Chemical Segment and formed two business units effective April 1, 2009 as follows;

Basic Chemicals Business Unit: vertically integrated basic chemicals such as olefins, aromatics, methanol and its derivatives such as chlor-alkali products, industrial chemicals and commodity resins in order to optimize our trading and logistic capabilities as well as facilitate investments mainly in upstream part of the chemical value chain.

Performance Chemicals Business Unit: created a comprehensive platform aiming to strengthen the downstream part of the chemical value chain and develop added value businesses as well as new opportunities in the automotive, new energy, environment, agriculture and electronics industries.

•	Similarly we re-structured the Consumer Service and IT Segment seeking to improve efficiency in developing new businesses in the tough environment as follows;

Re-allocate Media Business Division originally belonging to Consumer Service Business Unit I into IT Business Unit.

Merge remaining Consumer Service Business Unit I and Consumer Service Business Unit II and form a single business unit.

•

In order to optimize managerial efficiency and sales & marketing capabilities, we decided to consolidate several sales and marketing subsidiaries. In domestic business, we established Mitsui & Co. Steel Ltd., by consolidating its 4 existing subsidiaries for steel products. In the plastic field and the petrochemical field, we also implemented the same initiatives seeking to further improve its cost structure and managerial efficiency. In overseas business, we consolidated all the steel sheets and plates business in the United States into Steel Technologies, Inc. to establish a platform and took initiatives to strengthen the profitability of the business.

(b) Evolution of our new business models leveraging business engineering capabilities

For Consumer related businesses, in January 2009 we launched a car sharing service business in which members share the same cars in the Tokyo Metropolitan District.

Seeking to further develop and expand the metal recycling business as well as the environmental business globally we acquired an additional 3.2% of the issued ordinary shares of Sims Metal Management, Ltd., in summer of 2009.

In the biomass and energy-related field, we engage in the distribution and trading of biodiesel and bioethanol in Europe as well as investment in manufacturing operations in the United States.

(c) Implementation of global strategy

We refined the Regional Business Unit system in April 2007 by expanding Europe to include the Middle East and Africa, while expanding Asia to include Oceania. We aim to further promote global businesses by developing the business activities having strong footholds in each country and economy utilizing the three regional business units as a core and by interacting with each other among the regions. To promote this globalization, a key factor is to foster and to deploy local staff in the countries and regions, where we are developing the businesses. As the first step, we adopted systems in each regional headquarters to foster talented employees and increase the diversity of our human resources within the regional business unit. Furthermore, between the Human Resources & General Affairs Division in Tokyo and each regional business unit headquarters, we are studying ways to implement concrete measures to develop and deploy quality personnel from a wider pool of talent on a global scale and to promote the diversity of our human resources from all Mitsui’s point of view.

(d) Deepening Management System to enable sustainable growth

We have been putting efforts continuously in further improving our internal control mechanism using the framework of the U.S. Sarbens-Oxley Act Section 404. It is indeed regretful that we identified cases where transactions were disguised as purchase and sales transactions while in fact they did not involve any physical distribution of the merchandizes. We intend to explore concrete strategies and specific measures for preventing the recurrence of similar transactions in the future.

(2) Progress toward quantitative targets

(a) Operating results for the year ended March 31, 2009

Net income for the year ended March 31, 2009 was ¥177.6 billion. See “I. Highlights of Consolidated Financial Results for the Year Ended March 31, 2009” for detailed information by operating segment. In the Medium-Term Management Outlook, we envisaged the net income ranging ¥300 to ¥400 billion for the year ended March 31, 2009 to 2011. Our performance was robust thanks to increases in sales volume and in commodity prices in the Mineral Resources and Energy business area in the six month period ended September 30, 2008. However, entering the three month period ended December 31 the economic environment changed dramatically, and the rapid demand destruction and unprecedented destocking throughout almost every value chain resulted in lower sales volume and a sharp drop in prices of all merchandises and all the businesses which triggered a decline in net income of almost all the segments compared with the previous fiscal year. In addition, as a result of credit contraction and deceleration of the world economy, we were forced to recognize impairment losses on un-listed securities, goodwill and long lived assets as well as on listed securities due to sharp declines in the equity markets. Consequently, our net income for the year ended March 31, 2009 shrunk to a half of the amount we envisaged in the Medium Term Management Outlook.

(b) Annual business plan for the year ending March 31, 2010

i) Forecast net income for the year ending March 31, 2010

We forecast our net income for the year ending March 31, 2010 to be ¥120 billion. Major components of our forecasted consolidated income statements for the year ending March 31, 2010 are set forth below.

[Assumption]	Mar-10	Mar-09	Increase	(Billions of yen)
Exchange rate (JPY/USD) Crude oil (JCC)	95.00 $49/bbl	100.66 $101/bbl
	Mar-10	Mar-09		Description
Total trading transactions	11,500.0	15,347.9	-3,847.9	Decline in sales volume and commodity prices
Gross profit	665.0	1,016.3	-351.3	Decline in prices and sales volume of mineral resources and energy
SG & A expenses	-560.0	-602.1	42.1	Reduction in personnel expenses and others
Provision for doubtful receivables	-10.0	-19.5	9.5
Operating income	95.0	394.7	-299.7
(Other expenses)
Interest expenses	-35.0	-35.1	0.1
Dividend income	30.0	71.9	-41.9	Decline in energy prices
Gain on sales of securities, PPE and other gains-net	0.0	-184.2	184.2	Reversal effect on impairment losses on securities, goodwill and long lived assets
Income from continuing operations before taxes	90.0	247.3	-157.3
Income from continuing operations after taxes	55.0	127.9	-72.9
Minority Interests in Earnings of Subsidiaries	-10.0	-35.1	25.1	Decrease at mineral resources and energy producing businesses
Equity in earnings of associated companies	75.0	84.8	-9.8	Reversal effect on impairment losses on listed securities, decline in prices of mineral resources and energy
Net income	120.0	177.6	-57.6

Note) PL for Mar–10 is presented without applying SFAS No. 160 in consideration of comparability.

Assumed foreign exchange rates for the year ending March 31, 2010 are ¥95/US$, ¥70/AU$ and ¥45/BRL, while average foreign exchange rates for the year ended March 31, 2009 were ¥100.66/US$, ¥79.93/AU$ and ¥52.55/BRL.

Reflecting a decline in prices of mineral resources and energy and a decrease in sales volume in almost all the businesses, gross profit is expected to be ¥665.0 billion, a decrease of ¥351.3 billion from ¥1,016.3 billion for the year ended March 31, 2009. We anticipate a reversal effect of impairment losses in gain in sales of securities, property and equipment and other gain-net loss. Equity in earnings of associated companies is expected to be ¥75.0 billion, a decrease of ¥9.8 billion from ¥84.8 billion for the year ended March 31, 2009, taking into consideration reversal effect from the impairment losses on listed securities and a decline in earnings due to a decline in prices of mineral resources and energy.

As a result, net income for the year ending March 31, 2010 is expected to be ¥120.0 billion.

Forecast on annual operating results by operating segment compared to the operating results for the year ended March 31, 2009 is described as below:

•

The projected net income of the Mineral & Metal Resources Segment for the year ending March 31, 2010 is ¥52.0 billion, a decrease of ¥38.0 billion from the year ended March 31, 2009. The main reason for the decrease is due to a decline in commodity prices including iron ore prices, of which effect is partially offset with reversal effect from impairment losses on investment in Sims Metal Management, Inc. As of this reporting date, iron ore price negotiation is not settled, and therefore, we refrain from disclosing the iron ore prices used for this forecast.

•

The projected net income of the Energy Segment for the year ending March 31, 2010 is ¥35.0 billion, a decrease of ¥118.4 billion from the year ended March 31, 2009. We assume the oil price (JCC) will continue to be US$48/Barrel through March 31, 2010, resulting in an average oil price of US$49/Barrel applicable to our financial results for the six month period ending March 31, 2009, which is US$52/barrel lower than the price applied for the year ended March 31, 2009. We have taken into consideration the negative impact of the decreased oil price. Regarding the coal producing business, we assumed a decline in coal prices in line with the conclusion of the price negotiations that representative hard coaking coal price dropped by approximately 60% from US$300/MT for the year ended March 31, 2009 and representative thermal coal price dropped by approximately 40% from US$125/MT for the year ended March 31, 2009. We expect our annual equity coal production for the year ending March 31, 2010 to be approximately 8.0 million ton, a slightly lower production than the prior year’s.

•

The projected net incomes of the Steel Products Segment and the Chemical Segment for the year ending March 31, 2010 are ¥5.0 billion and ¥8.0 billion with increases of ¥9.8 billion and ¥18.2 billion from the year ended March 31, 2009, respectively. The increases are attributable to reversal effect from the impairment losses on listed securities, partly offset with the weaker performances reflecting lower sales volume as well as a decline in merchandise prices due to a slow down in the economy. The projected net income of the Machinery & Infrastructure Projects Segment is ¥16.0 billion, a decrease of ¥5.8 billion from the year ended March 31, 2009, reflecting lower earnings due to slow down of the economy as well as appreciated JPY.

•

The projected net incomes of the Consumer Services & IT Segment and Logistics & Financial Markets Segment for the year ending March 31, 2010 are an income of ¥4.0 billion and a loss of ¥2.0 billion, with increases of ¥35.4 billion and ¥12.5 billion from the year ended March 31, 2009, respectively. The increases are attributable to reversal effect from impairment losses on listed securities for the year ended March 31, 2009, partly offset with poor performance of the domestic consumer businesses and negative effect of the credit crunch. The projected net income of the Foods & Retail Segment for the year ending March 31, 2010 is ¥12.0 billion, an increase of ¥10.5 billion from the year ended March 31, 2009, reflecting reversal effect from impairment losses on securities and loss on write down of inventories.

•

The projected net incomes of the Americas Segment and the Europe, the Middle East and Africa Segment for the year ending March 31, 2010 are an income of ¥4.0 billion and a loss of ¥3.0 billion, increases of ¥11.1 billion and ¥8.5 billion from the year ended March 31, 2009. The increases are attributable to reversal effect from impairment losses on securities, goodwill and long lived assets, partly offset with poor performances of all the businesses due to slowdown of the economy. The projected net income of the Asia Pacific Segment is ¥19.0 billion, a decrease of ¥11.6 billion from the year ended March 31, 2009, reflecting decreases in this segment’s portion of net incomes of subsidiaries of the Mineral & Metal Resources Segment and the Energy Segment.

The table set forth below shows the assumption on the key commodity prices and other parameters for the projected net income for the year ending March 31, 2010. Impacts of the price movements for each commodity on annual net income are included in the table.

(*)	Impact of Foreign Currency Exchange Fluctuation on Operating Results

Total sums of net incomes for the years ended March 31, 2009 and 2008 reported by overseas subsidiaries and associated companies were ¥254.0 billion and ¥306.9 billion, respectively. These companies principally use U.S. dollars, Australian dollars and Brazilian real as functional currency in their reporting.

a)	We conducted a simplified estimation for the impact of foreign currency exchange fluctuations on net income for the year ending March 2010. We aggregated a total forecast net income in the business plans of these companies covering the year ending March 2010 according to their functional currencies. Firstly, we aggregated Australian dollar and Brazilian real denominated forecast net income of those companies using two currencies as functional currency, and secondly we aggregate the rest of net income at overseas subsidiaries and associated companies as US dollar equivalent amount. We conduct a sensitivity analysis on foreign currency fluctuation towards 3 categories of aggregated net income.

For example, yen appreciation by ¥1 against U.S.$1 would have the net effect of reducing net income by approximately ¥0.3 billion. Specifically, for the net income of those companies using Australian dollar and Brazilian real as functional currency, appreciation by ¥1 against Australian $1 and Brazilian R$1 would have the net effect of reducing net income by approximately ¥1.3 billion and ¥0.2 billion, respectively.

b)	Sum of net income from those companies using Australian dollar and Brazilian real as functional currency is getting significant, reflecting increasing income in mineral resources and energy producing operations. Net income of those mineral resources and energy producing companies are impacted on the currency fluctuation between U.S. dollar as a contractual currency of sales contracts and the two currencies as functional currency, affecting their Australian dollar or Brazilian real denominated revenues. We should pay attention to this in addition to the impact which is discussed in the above a).

ii) Investment plan for the year ending March 31, 2010

During the year ending March 31, 2010, we plan total sum of ¥360 billion expenditure for investments and loans, which includes investments and loans in the Mineral Resources & Energy area for ¥120 billion mainly for projects under development or for expansion, in the Global Marketing Networks area for ¥70 to 100 billion, in the Consumer Services areas for ¥10 to 20 billion and Infrastructure for ¥140 billion. We also plan asset recycling for total sum of approximately ¥120 billion.

We expect a break-even or marginal positive free cash flow for the year ending March 31, 2010 led by operating activities with positive cash inflow while still cash flows from investing activities continue to be negative.

During the year ended March 31,2009, the financial crisis led us to implement proactive interventions in achieving a positive free cash flow. Included in such interventions are reducing our working capital, accelerating divestitures of non-core assets and intensifying financial discipline and execution in investments. We continue to work on the initiatives to achieve a positive free cash flow for the year ending March 31, 2010.

2. Issues that need to be dealt with

Irregular Transactions and Plan for Future Prevention

For the year ended March 31, 2009, we have identified that a business division of Kyushu Branch has been involved in a circular transactions of certain agriculture related materials in the local market. In addition, in April, 2009, we identified that a large part of Indonesia and other South East Asian countries-bound overseas trading transactions conducted by a business division of Performance Chemical Business Unit were disguised as purchase and sales transactions while in fact they did not involve any physical distribution of the merchandises.

As mentioned above, we consider deepening our management system as one of the core elements of the Medium-Term Outlook and have been striving to implement thoroughly a system as well as enhance compliance throughout the organization. However, we fully recognize the shortfall in our internal control system and compliance enhancing activities. Compliance will therefore be reemphasized and problem awareness created not only in the organizations where the problems actually occurred, but for all the Group’s executives and employees through prompt notification conducted by the President & CEO. Furthermore, to prevent the recurrence of similar events, we will be immediately implementing more thorough on-site management, enhanced control of business-processes and plans to prevent future reoccurrence with respect to the promotion of the flexible use of human resources.

3. Dividend policy

In order to maximize shareholder value, we seeked to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders with the target dividend payout ratio of 20% of consolidated net income.

In light of the current business circumstances, however, we forecast a substantial decline in earnings for the year ending March 31, 2010. We have recently started to see few bright spots in the markets which suggest there may be some recovery in the coming days. However, given the exceptionally high level of uncertainty surrounding financial markets as well as the global economy, we believe that it would be also for the benefit of the shareholders in the medium- to long-term if we strive to further strengthening our balance sheet. However, we also believe that it would be necessary for us to continue seeking for new investment opportunities that may provide us a foundation for our future, however again, with the utmost financial discipline. Accordingly, we would like to maintain the target dividend payout ratio of 20% of consolidated net income. We will continue to review the dividend policy taking into consideration the business environment, future trend of the investing activities, free cash flow level, interest bearing debt level and return on equity.

For the year ending March 31, 2010, we intend to make a proposal based on the dividend policy outlined above upon reviewing the operating results.

For the year ending March 31, 2009, due to the drastic decline in earnings especially during the second half of the fiscal year, the dividend amount calculated in accordance with the payout ratio of 20% of consolidated net income was lower than the interim dividend of ¥25 per share which we paid already. Accordingly, we have determined not to pay any additional dividends at the end of the fiscal year.

IV. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of Yen)
	March 31, 2008	March 31, 2009	Increase/ (Decrease)
Assets

Current Assets:
Cash and cash equivalents	¥899,264	¥1,147,809	¥248,545
Time deposits	12,302	5,645	(6,657)
Marketable securities	7,114	18,097	10,983
Trade receivables:
Notes and loans, less unearned interest	424,406	298,677	(125,729)
Accounts	2,125,640	1,412,022	(713,618)
Associated companies	228,831	169,115	(59,716)
Allowance for doubtful receivables	(23,289)	(18,165)	5,124
Inventories	739,721	592,530	(147,191)
Advance payments to suppliers	95,188	98,772	3,584
Deferred tax assets - current	37,766	29,969	(7,797)
Derivative assets	279,295	329,897	50,602
Other current assets	231,826	334,769	102,943

Total current assets	5,058,064	4,419,137	(638,927)

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,333,042	1,275,490	(57,552)
Other investments	1,281,476	957,219	(324,257)
Non-current receivables, less unearned interest	497,265	486,412	(10,853)
Allowance for doubtful receivables	(58,957)	(51,883)	7,074
Property leased to others - at cost, less accumulated depreciation	184,447	199,204	14,757

Total investments and non-current receivables	3,237,273	2,866,442	(370,831)

Property and Equipment – at Cost:
Land, land improvements and timberlands	188,848	165,249	(23,599)
Buildings, including leasehold improvements	385,104	344,392	(40,712)
Equipment and fixtures	815,202	867,323	52,121
Mineral rights	146,120	154,246	8,126
Vessels	33,789	35,754	1,965
Projects in progress	176,987	153,923	(23,064)

Total	1,746,050	1,720,887	(25,163)
Accumulated depreciation	(729,715)	(774,597)	(44,882)

Net property and equipment	1,016,335	946,290	(70,045)

Intangible Assets, less Accumulated Amortization	128,504	96,505	(31,999)
Deferred Tax Assets – Non-current	20,574	21,011	437
Other Assets	77,079	14,858	(62,221)

Total	¥9,537,829	¥8,364,243	¥(1,173,586)

	(Millions of Yen)
	March 31, 2008	March 31, 2009	Increase/ (Decrease)
Liabilities and Shareholders’ Equity

Current Liabilities:
Short-term debt	¥464,547	¥454,059	¥(10,488)
Current maturities of long-term debt	276,620	373,197	96,577
Trade payables:
Notes and acceptances	79,414	51,048	(28,366)
Accounts	1,888,911	1,292,520	(596,391)
Associated companies	69,476	39,243	(30,233)
Accrued expenses:
Income taxes	127,411	46,576	(80,835)
Interest	21,924	20,504	(1,420)
Other	85,526	89,704	4,178
Advances from customers	113,939	132,116	18,177
Derivative liabilities	238,684	180,533	(58,151)
Other current liabilities	75,111	112,990	37,879

Total current liabilities	3,441,563	2,792,490	(649,073)

Long-term Debt, less Current Maturities	2,944,383	2,841,301	(103,082)

Accrued Pension Costs and Liability for Severance Indemnities	32,754	33,814	1,060

Deferred Tax Liabilities – Non-current	387,337	256,085	(131,252)

Other Long-Term Liabilities	304,156	329,107	24,951

Minority Interests	243,976	229,783	(14,193)

Shareholders’ Equity:
Common stock	337,544	339,627	2,083
Capital surplus	432,245	434,188	1,943
Retained earnings:
Appropriated for legal reserve	47,463	48,806	1,343
Unappropriated	1,397,313	1,486,201	88,888
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	140,446	44,263	(96,183)
Foreign currency translation adjustments	(135,196)	(384,618)	(249,422)
Defined benefit pension plans	(32,160)	(68,683)	(36,523)
Net unrealized gains and losses on derivatives	1,135	(12,459)	(13,594)

Total accumulated other comprehensive loss	(25,775)	(421,497)	(395,722)

Treasury stock, at cost	(5,130)	(5,662)	(532)

Total shareholders’ equity	2,183,660	1,881,663	(301,997)

Total	¥9,537,829	¥8,364,243	¥(1,173,586)

Notes:	1.	The Consolidated Balance Sheets above are not audited by the auditors.

	2.	The Consolidated Balance Sheet as of March 31, 2008 above has been adjusted due to the adoption of FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” effective April 1, 2008.

(2) Statements of Consolidated Income

	(Millions of Yen)
	Year Ended March 31, 2008	Year Ended March 31, 2009	Comparison with previous year
			Increase/(Decrease)
			Amount	%
Revenues :
Sales of products	¥5,009,773	¥4,881,202	¥(128,571)
Sales of services	553,742	479,491	(74,251)
Other sales	175,363	174,532	(831)

Total revenues	5,738,878	5,535,225	(203,653)	(3.5)
[ Total Trading Transactions : Year ended March 31, 2008, ¥ 17,009,056 million Year ended March 31, 2009, ¥ 15,347,925 million ]
Cost of Revenues :
Cost of products sold	(4,512,491)	(4,283,487)	229,004
Cost of services sold	(156,187)	(164,018)	(7,831)
Cost of other sales	(82,123)	(71,414)	10,709

Total cost of revenues	(4,750,801)	(4,518,919)	231,882	(4.9)

Gross Profit	988,077	1,016,306	28,229	2.9

Other Expenses (Income):
Selling, general and administrative	605,176	602,120	(3,056)
Provision for doubtful receivables	8,073	19,515	11,442
Interest expense, net of interest income	48,945	35,074	(13,871)
Dividend income	(50,115)	(71,946)	(21,831)
Gain on sales of securities - net	(92,307)	(33,228)	59,079
Loss on write-down of securities	36,715	117,401	80,686
Loss (gain) on disposal or sales of property and equipment—net	228	(2,822)	(3,050)
Impairment loss of long-lived assets	24,393	37,842	13,449
Impairment loss of goodwill	2,004	18,568	16,564
Other expense – net	2,961	46,475	43,514

Total other expenses	586,073	768,999	182,926

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	402,004	247,307	(154,697)	(38.5)

Income Taxes:
Current	173,275	138,421	(34,854)
Deferred	(2,038)	(19,006)	(16,968)

Total	171,237	119,415	(51,822)

Income from Continuing Operations before Minority Interests and Equity in Earnings	230,767	127,892	(102,875)	(44.6)
Minority Interests in Earnings of Subsidiaries	(45,958)	(35,092)	10,866
Equity in Earnings of Associated Companies – Net (After Income Tax Effect)	154,268	84,807	(69,461)

Income from Continuing Operations	339,077	177,607	(161,470)	(47.6)
Income from Discontinued Operations – Net (After Income Tax Effect)	70,984	—	(70,984)

Net Income	¥410,061	¥177,607	¥(232,454)	(56.7)

Note: The Statements of Consolidated Income above are not audited by the auditors.

(3) Statements of Consolidated Shareholders’ Equity

	(Millions of Yen)
	Year ended March 31, 2008	Year ended March 31, 2009
Common Stock:
Balance at beginning of year	¥323,213	¥337,544
Common stock issued upon conversion of bonds	14,331	2,083

Balance at end of year	¥337,544	¥339,627

Capital Surplus:
Balance at beginning of year	¥417,900	¥432,245
Conversion of bonds	14,285	2,076
Gains and losses on sales of treasury stock	60	(133)

Balance at end of year	¥432,245	¥434,188

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥39,670	¥47,463
Transfer from unappropriated retained earnings	7,793	1,343

Balance at end of year	¥47,463	¥48,806

Unappropriated:
Balance at beginning of year	¥1,072,234	¥1,397,313
Cumulative effect of a change in accounting principle – initial application of FIN No. 48	(5,113)	—
Net income	410,061	177,607
Cash dividends paid	(72,076)	(87,318)
Dividends paid per share:
Year ended March 31, 2008, ¥40.0
Year ended March 31, 2009, ¥48.0
Transfer to retained earnings appropriated for legal reserve	(7,793)	(1,343)
Losses on sales of treasury stock	—	(58)

Balance at end of year	¥1,397,313	¥1,486,201

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect):
Balance at beginning of year	¥260,730	¥(25,775)
Unrealized holding gains and losses on available-for-sale securities	(118,476)	(96,183)
Foreign currency translation adjustments	(125,787)	(249,422)
Defined benefit pension plans	(34,447)	(36,523)
Net unrealized gains and losses on derivatives	(7,795)	(13,594)

Balance at end of year	¥(25,775)	¥(421,497)

Treasury Stock, at Cost
Balance at beginning of year	¥(3,468)	¥(5,130)
Purchases of treasury stock	(1,757)	(1,518)
Sales of treasury stock	95	986

Balance at end of year	¥(5,130)	¥(5,662)

Comprehensive Income (Loss):
Net income	¥410,061	¥177,607
Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(118,476)	(96,183)
Foreign currency translation adjustments	(125,787)	(249,422)
Defined benefit pension plans	(34,447)	(36,523)
Net unrealized gains and losses on derivatives	(7,795)	(13,594)

Comprehensive Income (Loss)	¥123,556	¥(218,115)

Note:	1. The Statements of Consolidated Shareholders’ Equity above are not audited by the auditors.

2. Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

(4) Statements of Consolidated Cash Flows

	(Millions of Yen)
	Year Ended March 31, 2008	Year Ended March 31, 2009
Operating Activities:
Net income	¥410,061	¥177,607
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations – net (after income tax effect)	(70,984)	—
Depreciation and amortization	139,328	147,126
Pension and severance costs, less payments	(2,422)	2,895
Provision for doubtful receivables	8,073	19,515
Gain on sales of securities – net	(92,307)	(33,228)
Loss on write-down of securities	36,715	117,401
Loss (Gain) on disposal or sales of property and equipment – net	228	(2,822)
Impairment loss of long-lived assets	24,393	37,842
Impairment loss of goodwill	2,004	18,568
Deferred income taxes	(2,038)	(19,006)
Minority interests in earnings of subsidiaries	45,958	35,092
Equity in earnings of associated companies, less dividends received	(55,016)	11,787
Changes in operating assets and liabilities:
Decrease in trade receivables	77,800	836,226
(Increase) decrease in inventories	(75,375)	58,943
Decrease in trade payables	(41,009)	(570,523)
Other – net	14,113	(254,757)
Net cash used in operating activities of discontinued operations	(3,731)	—

Net cash provided by operating activities	415,791	582,666

Investing Activities:
Net (increase) decrease in time deposits	(6,609)	3,344
Net decrease (increase) in investments in and advances to associated companies	102,759	(131,646)
Net (increase) decrease in other investments	(32,680)	47,210
Net (increase) decrease in long-term loan receivables	(2,020)	9,268
Net increase in property leased to others and property and equipment	(166,228)	(219,068)

Net cash used in investing activities	(104,778)	(290,892)

Financing Activities:
Net (decrease) increase in short-term debt	(148,848)	41,020
Net increase in long-term debt	37,396	51,649
Purchases of treasury stock – net	(1,601)	(724)
Payments of cash dividends and others	(72,076)	(101,719)

Net cash used in financing activities	(185,129)	(9,774)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(26,652)	(33,455)

Net increase in Cash and Cash Equivalents	99,232	248,545
Cash and Cash Equivalents at Beginning of Year	800,032	899,264

Cash and Cash Equivalents at End of Year	¥899,264	¥1,147,809

(5) Assumption for going concern : N/A

Note:	The Statements of Consolidated Cash Flows and the Assumption of going concern above are not audited by the auditors.

(6) Basis of Consolidated Financial Statements and Its Change

1. Scope of Subsidiaries and Associated Companies

(1) Subsidiaries

  a) Overseas    226

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Europe Holdings Plc, Mitsui & Co. (Australia) Ltd.,

Mitsui Iron Ore Development Pty. Ltd., Mitsui E&P Australia Pty. Ltd.

Mitsui Sakhalin Holdings B.V., Mitsui E&P Middle East B.V., and others

  b) Japan    100

Mitsui Oil Exploration Co., Ltd., Mitsui & Co. Financial Services Ltd.,

Mitsui Foods Co., Ltd., Mitsui Marubeni Liquefied Gas Co., Ltd., and others

(2) Associated Companies

  a) Overseas    142

Japan Australia LNG (MIMI) Pty. Ltd., Valepar S.A., P.T. Paiton Energy, and others

  b) Japan    65

Moshi Moshi HotLine Inc, QVC Japan, Inc., Nihon Unisys, Ltd., and others

Total 290 subsidiaries and associated companies are excluded from above. These include the companies which are sub-consolidated or accounted for under the equity method by other subsidiaries, other than trading subsidiaries.

2. Summary of Change in Significant Accounting Policies

•	Offsetting of amounts related to certain contracts

Effective April 1, 2008, the companies adopted FASB Staff Position (“FSP”) No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

FSP No. FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

As a result of the adoption of this FSP, the companies elected to offset ¥132,511 million in other current liabilities against derivative assets, and ¥260,366 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of March 31, 2009. The companies have also offset ¥112,038 million in other current liabilities against derivative assets, and ¥41,012 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of March 31, 2008 through retrospective application.

Significant accounting policies other than described above have not been changed from the Security Report filed in the Financial Service Agency of Japan on June 24, 2008.

Note: The Basis of consolidated financial statements and its change above is not audited by the auditors.

(7) Operating Segment Information

Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) (As restated)

								(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,495,085	1,528,024	2,459,642	2,560,518	2,644,288	2,009,870	1,148,823	171,967
Gross Profit	61,344	95,765	119,749	100,155	219,267	81,229	116,657	55,142
Operating Income (Loss)	25,600	78,970	30,110	42,776	172,455	16,584	18,967	20,879
Equity in Earnings of Associated Companies	4,901	71,216	20,261	5,819	36,838	3,092	8,197	(1,858)
Net Income (Loss)	20,238	177,026	34,440	18,294	124,084	10,440	12,037	7,526

Total Assets at March 31, 2008	632,329	916,150	1,533,937	806,412	1,668,621	674,230	760,764	645,348

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,758,591	514,190	721,112	17,012,110	6,758	(9,812)	17,009,056
Gross Profit	78,494	26,784	33,074	987,660	5,532	(5,115)	988,077
Operating Income (Loss)	7,272	1,768	7,616	422,997	(1,375)	(46,794)	374,828
Equity in Earnings of Associated Companies	5,053	327	1,072	154,918	71	(721)	154,268
Net Income (Loss)	4,977	5,011	22,518	436,591	(7,101)	(19,429)	410,061

Total Assets at March 31, 2008	677,129	205,712	360,508	8,881,140	2,831,483	(2,174,794)	9,537,829

Year ended March 31, 2009 (from April 1, 2008 to March 31, 2009)

								(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,522,500	1,111,812	2,039,785	2,103,105	3,150,312	1,985,652	690,933	215,222
Gross Profit	52,204	119,199	106,279	79,976	272,001	82,402	73,665	62,123
Operating Income (Loss)	17,387	104,526	15,973	24,185	214,083	18,986	(12,816)	23,781
Equity in Earnings of Associated Companies	(1,256)	39,412	13,933	1,659	44,103	(3,786)	2,007	(10,542)
Net Income (Loss)	(4,766)	90,045	21,810	(10,209)	153,322	1,548	(31,365)	(14,511)

Total Assets at March 31, 2009	523,034	782,074	1,400,813	546,046	1,476,420	616,569	556,367	576,509

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,517,443	527,323	480,678	15,344,765	2,898	262	15,347,925
Gross Profit	115,976	22,155	26,586	1,012,566	2,879	861	1,016,306
Operating Income (Loss)	39,015	(1,947)	(1,568)	441,605	(2,914)	(44,020)	394,671
Equity in Earnings of Associated Companies	(2,231)	335	1,023	84,657	49	101	84,807
Net Income (Loss)	(7,123)	(11,469)	30,582	217,864	6,490	(46,747)	177,607

Total Assets at March 31, 2009	572,972	148,490	258,757	7,458,051	2,867,307	(1,961,115)	8,364,243

Notes:	1.	The operating segment information above is not audited by the auditor.

	2.	The Total Asset at March 31, 2008 has been adjusted due to the adoption of FASB Staff Position No. FIN39-1, “Amendment of FASB Interpretation No. 39” effective April 1, 2008.

	3.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2008 and 2009 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	4.	Net Income (Loss) of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

	5.	Transfers between operating segments are made at cost plus a markup.

	6.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

	7.	Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries. The operating segment information for the year ended March 31, 2008 has been restated to conform to the current period presentation.

(8) Net Income per Share

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2008 and 2009:

Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	410,061	1,804,877	227.20

Effect of Dilutive Securities:
Convertible bonds	76	19,379

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	410,137	1,824,256	224.82

Year ended March 31, 2009 (from April 1, 2008 to March 31, 2009)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	177,607	1,820,018	97.59

Effect of Dilutive Securities:
Convertible bonds	28	5,193

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	177,635	1,825,211	97.32

(9) Subsequent Events

There are no material subsequent events to be disclosed.

*	The notes above are not audited by the auditors.